Exhibit 99.1

ZTO Express (Cayman) Inc. Supplemental and Updated Disclosures

ZTO Express (Cayman) Inc., has filed an application (the "Listing Application") with the Stock Exchange of Hong King Limited (the "Hong Kong Stock Exchange") in connection with a proposed secondary listing (the "Listing") of its Class A ordinary shares ("the Shares") on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the "Offering") of the Shares.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company's business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2019 (the "2019 Form 20-F"). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosures herein supplements and should be read in conjunction with the disclosures in the 2019 Form 20-F and other disclosures furnished on Form 6-K.

As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the New York Stock Exchange will continue to be the Company's primary listing venue. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.

Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB7.0651 to US$1.00 and HK$7.7501 to US$1.00, the respective exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board.

There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

CONTENTS

RISK FACTOR	2
HISTORY AND CORPORATE STRUCTURE	27
INDUSTRY OVERVIEW	29
BUSINESS	36
FINANCIAL INFORMATION	51
DIRECTORS AND SENIOR MANAGEMENT	70
MAJOR SHAREHOLDERS	74
RELATED PARTY TRANSACTIONS	79
REGULATIONS	80
FORWARD-LOOKING STATEMENTS	87

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The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2019 Form 20-F as well as additional new risk factors relating to the Offering and Listing.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.

We generate a significant portion of our parcel volume by serving end customers that conduct business on various e-commerce platforms in China, and our end customers rely on our services to fulfill orders placed by consumers on such platforms. In June 2020, more than 90% of our total parcel volume was attributable to e-commerce platforms. Our business and growth are therefore highly dependent on the viability and prospects of the e-commerce industry in China.

Any uncertainties relating to the growth, profitability and regulatory regime of the e-commerce industry in China could have a significant impact on us. The development of the e-commerce industry in China is affected by a number of factors, most of which are beyond our control. These factors include:

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the growth of broadband and mobile internet penetration and usage in China;

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the consumption power and disposable income of e-commerce consumers in China, as well as changes in demographics and consumer tastes and preferences;

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the availability, reliability and security of e-commerce platforms;

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the selection, price and popularity of products offered on e-commerce platforms;

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the potential impact of the COVID-19 to our business operations and the economy in China and elsewhere generally;

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the emergence of alternative channels or business models that better suit the needs of consumers in China;

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the development of fulfillment, payment and other ancillary services associated with e-commerce;

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the continued integration of online and offline retail channels by large e-commerce platforms and various retail merchants to reduce customer acquisition costs and enhance customers' shopping experience ("New Retail"); and

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changes in laws and regulations, as well as government policies, that govern the e-commerce industry in China.

The e-commerce industry is highly sensitive to changes in macroeconomic conditions, and e-commerce spending tends to decline during recessionary periods. Many factors beyond our control, including inflation and deflation, fluctuations in currency exchange rates, volatility of stock and property markets, interest rates, tax rates and other government policies and changes in unemployment rates can adversely affect consumer confidence and spending behavior on e-commerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending, which could in turn negatively impact our growth and profitability.

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Our business operations have relied on, and are likely to continue to be significantly influenced by, certain third-party e-commerce platforms.

Our business operations have relied on certain third-party e-commerce platforms, such as the Alibaba ecosystem, and we still expect to be significantly influenced by those third-party e-commerce platforms in the foreseeable future.

Although such third-party e-commerce platforms are not our direct customers, they have significant influence over how transactions take place on their e-commerce platforms, including how purchase orders are fulfilled by indicating to consumers the preferred express delivery companies for orders placed. For example, in order to maintain and foster our cooperation with Alibaba, we may have to accommodate the demands and requirements from various players in the Alibaba ecosystem, such as the adoption of digital waybills initiated by Cainiao Network, or Cainiao, a central logistics information system and solutions provider affiliated with Alibaba. Such demands and requirements may increase the cost of our business or weaken our connection with our end customers.

Furthermore, in May 2018, Alibaba and Cainiao Network entered into a strategic transaction with us. Pursuant to the transaction terms, certain investors led by Alibaba and Cainiao Network invested US$1.38 billion in our company in exchange for approximately 10% of our equity interest at that time and obtained certain shareholder rights in our company. The transaction was completed in June 2018. Alibaba has also invested, and may invest in the future, in our competitors. Alibaba may encourage merchants on its platforms to choose certain other investees' services over ours for business reasons. Alibaba may also build an in-house delivery network to serve its e-commerce platforms in the future. If either or both of these situations were to materialize, our business may be negatively impacted, and our results of operations may be materially and adversely affected.

We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.

We engage outsourcing firms to provide a large number of personnel to work at our network facilities. As of June 30, 2020, over 55,600 outsourced personnel were active in our operations. We enter into agreements with outsourcing firms and do not have any direct contractual relationship with outsourced personnel, resulting in limited control over them. If any outsourced personnel fail to operate in accordance with instructions, policies and business guidelines set forth by outsourcing firms based on our requirements, our market reputation, brand image and results of operations could be materially and adversely affected.

Our agreements with the outsourcing firms may provide that we are not liable to the outsourced personnel. However, if the outsourcing firms violate any relevant PRC labor laws, regulations or their employment agreements with the personnel, such personnel may file a claim against us as they provide their services at our network facilities. As a result, we may incur legal liability, and our market reputation, brand image as well as our business, financial condition and results of operations could be materially and adversely affected.

Our business and the business of our network partners are subject to a broad range of PRC laws and regulations. If we or our network partners are deemed to be not in compliance with any of these laws and regulations, our business, reputation, financial condition and results of operations may be materially and adversely impacted.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Post Bureau and the Ministry of Transportation. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of

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our day-to-day operations. See also "Regulations." For example, the PRC Postal Law indicates that express delivery companies cannot engage in "posting and mail delivery business exclusively operated by postal enterprises." However, PRC law does not provide a definition for "posting and mail delivery business exclusively operated by postal enterprises." If the authorities define such term in the future and if the parcels that we deliver fall into the defined category, we may be considered in violation of such regulation. Further, certain of our network partners may commence express delivery services while still in the process of obtaining Courier Service Operation Permits, and since they use our brand in their businesses, we may be subject to fines or receive order of rectification as a result. Incidents like the foregoing ones may materially and adversely impact our business, reputation, financial condition and results of operations.

According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018, took effect on May 1, 2018 and were amended on March 2, 2019, we are subject to a revised set of requirements in operating our express delivery business, including but not limit to: (i) we are required to timely file records with the local post administrations for opening express delivery terminal outlets; (ii) in case we intend to suspend operating express delivery services, we shall make public announcement in advance, submit a written notice to the postal administrative departments, return the Courier Service Operation Permit and make proper arrangement on undelivered express parcels; (iii) we shall not sell, reveal or illegally provide any client information and we shall take remedial measures and report to the local post administrations in case any client information is revealed or may be revealed; (iv) we shall verify the identity of senders and register their identity information when receiving express parcels and shall not receive their express parcels where senders refuse to furnish identity information or furnish false identity information; (v) we shall refuse to accept the prohibited parcels and shall cease to sorting, transporting and delivering parcels which are suspected of containing prohibited items and shall promptly submit a report to governmental authorities and assist in investigations; (vi) we shall formulate our emergency plans, carry out emergency drills and exercises regularly and report emergencies to the local postal administrations; (vii) clients may claim compensation from us for any delay, missing, damage or shortage of express parcels handled by our network partners, since they use our trademark, corporate name and express waybill. See "Regulations—Regulations Relating to Express Delivery Services." The operation of our express delivery service is subject to this regulation. Failure to comply with these regulations result in requirement to rectify, fines, suspension of business for remediation or revocation of Courier Service Operation Permit.

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the PRC Ministry of Transport, which took effect on September 21, 2016, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. The operation of our truck fleet is subject to this regulation.

We have not been required to modify or replace any of our trucks. While we expect to gradually reduce the number of non-complying trucks, the non-complying trucks may be banned and we may be required to modify noncomplying trucks or purchase new ones to replace them. Otherwise, we may be subject to additional penalties under this regulation if we continue to operate trucks that exceed the limits set forth in the regulation.

Pursuant to the E-commerce Law of the People's Republic of China promulgated by Standing Committee of the National People's Congress, which took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including but not limit to, (i) in providing express logistics services for e-commerce activities, the providers thereof shall abide by laws and administrative regulations, and comply with the service standards and time limits they have promised; (ii) while handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the

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spot; where the commodities are received by others for consignees, such express logistics service providers shall obtain the consent of consignees, and are further required not only to examine the postal articles in the presence of senders so as to inspect whether the postal articles are prohibited or restricted from express delivery but also to remind consignees to examine the commodities immediately on the spot; and (iii) express logistics service providers are required to use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of and recycle packaging materials. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. See "Regulation—Regulations Relating to Express Delivery Services." The operation of our express delivery service is subject to this law. If we are found to be not compliant with the requirements, and we may be required to rectify. In order to adapt to the evolving e-commerce industry, which could have a significant impact on us, we may need to develop or upgrade existing business model. If our efforts to comply with laws and regulations concerning e-commerce business are unsuccessful, our business, financial condition and results of operation may be materially and adversely affected.

In addition, our network partners have full discretion over their daily operations and make localized decisions with respect to their facilities, vehicles and hiring and pricing decisions. Their operations are regulated by various PRC laws and regulations, including local administrative rulings, orders and policies that are pertinent to their localized express delivery business. For example, local regulations may specify the models or types of vehicles to be used in parcel pickup and delivery services or require the network partners to implement heightened parcel safety screening procedures, which could materially drive up the operating costs and delivery efficiency of the pickup and delivery outlets.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us and/or our network partners. If the PRC government requires additional approvals or licenses, imposes additional restrictions on our or our network partners' operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us or our network partners to discontinue relevant business operations. Since our network partners use our brand in their businesses, if they are found to be noncompliant with PRC laws and regulations, our business, reputation, financial condition and results of operations may be materially and adversely impacted.

Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.

We and our network partners are required to hold a number of licenses and permits in connection with our business operation, including, but not limited to, the Courier Service Operation Permit and Road Transportation Operation Permit.

Under PRC laws, an enterprise that operates and provides express delivery services must obtain a Courier Service Operation Permit listing out all the regions it and its branches are allowed to operate in. Such enterprise needs to make a filing with the relevant postal authority to update or renew its Courier Service Operation Permit to include any additional regions it plans to expand into. Our consolidated affiliated entities engaging in the express delivery services need to obtain the Courier Service Operation Permits, which based on our geographical coverage would cover the majority part of China. Our consolidated affiliated entities are required to timely make all required filings with the relevant postal authorities including to update or renew their Courier Service Operation Permits with respect to the regions they operate in. Failure to make such filings may result in a correction order or fines. In addition, an enterprise engaging in road freight transportation is required to obtain a Road Transportation Operation Permit from

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the relevant county-level road transportation administrative bureau. Similarly, our network partners also need to obtain necessary licenses and permits to operate express delivery and transportation business. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. In addition, companies that apply for the Courier Service Operation Permit are subject to certain service capability requirements, including sufficient number of express delivery personnel. If any of our consolidated affiliated entities are found to have failed to meet the service capability requirements at the time of applying for or during the validity of such permit, such entities may be subject to a fine ranging from RMB10,000 to RMB30,000, their Courier Service Operation Permits may be revoked and they cannot re-apply to obtain the permit for a period of three years.

After obtaining the Courier Service Operation Permit, an enterprise is further required to maintain its express delivery service operations during the validity of such permit. Where the permit-holder does not operate any express delivery services for a period of time over six months without due grounds after obtaining the Courier Service Operation Permit, or suspends its business for more than six months without authorization, the postal administrative departments may cancel the Courier Service Operation Permit of such holder.

We are currently not aware of any such cancellation or notice of cancellation. If we become subject to such cancellation, our business, results of operations, financial condition and prospects could be adversely affected.

However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals or take any other actions retrospectively in the future. If the relevant governmental authorities require us to obtain the approvals, we cannot assure you that we will be able to do so in a timely manner or at all. Additionally, we may not be able to renew Road Transportation Operation Permit of the relevant subsidiaries due to the lack of such prior approval.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For instance, Law of E-commerce promulgated by Standing Committee of the National People's Congress, which took effect on January 1, 2019, establishes additional standards in the express delivery industry. The Foreign Investment Law, which was promulgated on March 15, 2019 and came into force on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. Further, the State Council also promulgated the Interim Regulations on Express Delivery on March 2, 2018. The interim regulations, which took effect on May 1, 2018 and were amended on March 2, 2019, stipulate additional requirements and filing procedures for courier service operators in operating new express delivery terminal outlets. See "Regulation—Regulations Relating to Express Delivery Services." As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government considers that we or our network partners were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

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We face risks associated with the financial services we provide to network partners.

We provide financial services to qualified network partners. A qualified network partner shall meet certain criteria set by us, such as having a legal and stable income or source of income and engaging in operation activities that are legal and meet the national industrial policies and requirements. Our PRC Legal Advisor is of the opinion that, under PRC laws, an enterprise must obtain business licenses with corresponding business scope and/or approvals or filings from relevant governmental authorities related to operating and providing financial services, and the Company is compliant with the relevant laws and regulations in the PRC in all material aspects during the Track Record Period with regard to the provision of such financial services. In connection with the financial services we provide to qualified network partners, we have obtained requisite business licenses and/or approvals under relevant PRC laws and regulations through Zhengzhou Airport Economic Comprehensive Experimental Zone ZTO Microcredit Loans Co., Ltd., Shanghai Wanhong Financial Leasing Co., Ltd., Tianjin Wanhong Financial Leasing Co., Ltd. and Tianjin Wanhong Commercial Factoring Co., Ltd. respectively. We entered into agreements with such qualified network partners and have committed and will continue to commit our own capital, which has had, and may continue to have, a negative impact on our cash flow. However, we cannot assure you that our consolidated affiliated entities have timely made all required filings with the relevant governmental authorities including to update or renew their business licenses, approvals or filings, and the failure may subject us to a correction order or fines.

The risk of payment defaults and other credit risks are inherent to our financial services business. We cannot assure you that our monitoring of credit risk issues is or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of these loans and the associated credit risks will also impact the results of operations of our financial services business. A deterioration in the overall quality of our loan portfolio and the increasing exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the global or Chinese economy or a liquidity or credit crisis in the global or Chinese finance sector, which may materially and adversely affect our businesses, operations or liquidity of our network partners, or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our financial services business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the price or availability of fuel and uncertainty in third-party transportation capacity may adversely affect our line-haul transportation costs and operational results.

Fuel costs and transportation expenses incurred in relation to the use of third-party transportation services represent 33%, 31%, 26% and 10% of our line-haul transportation costs in 2017, 2018 and 2019 and six months ended June 30, 2020, respectively. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. In 2019 and the first half of 2020, we continued to increase the use of self-owned and operated, cost-efficient high capacity trucks to replace third-party outsourced trucks, to further enhance transportation efficiency. In the event of a significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profit may decrease if we are unable to adopt effective cost control-measures or pass on incremental costs to our customers. As a result, our operating margin and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

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Our income from equity investments is generally case based and non-recurring in nature, which could affect our financial results.

We had recorded gain on disposal of equity investees and subsidiary of RMB562.6 million in 2018 in relation to the disposal of our investments our shares in Shenzhen Feng Chao Technology Ltd. for cash consideration of RMB697.9 million in May 2018. In 2019, we had unrealized gain from investment in equity investee of RMB754.5 million, which resulted from an observable price change in a follow-on offering by Cainiao Network in the fourth quarter of 2019. Gain on disposal of equity investees and unrealized gain from investment in equity investee are on a case by case basis and are generally non-recurring in nature. There is no guarantee that we will realize gains from our equity investments in the future, and there is no assurance that our investments will generate positive returns. Our financial results would be adversely affected if we fail to generate income from our equity investments or incur loss from such investments.

We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

We may selectively pursue strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further expand our service offering and improve our technology systems.

Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

To consolidate and optimize our delivery capacity in key geographic areas in China, we conducted certain asset and equity acquisitions from 2014 to 2016. In 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries. In June 2018, we made a strategic investment of approximately US$168 million to acquire approximately 15% of equity stake in Cainiao Post, Cainiao Network's network of last-mile delivery stations. We have recorded goodwill as a result of certain acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge for the goodwill was recognized for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020. Furthermore, we continually review our equity method investments in equity investees to determine whether a decline in fair value below the carrying value is "other-than-temporary" and impairment loss needs to be recognized. The primary factors that we consider include the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee and other company specific information such as recent rounds of financing. We recognized impairment losses of RMB30.0 million, nil, RMB56.0 million, nil and nil related to equity investments for the years ended December 31, 2017, 2018 and 2019 and six months ended June 30, 2019 and 2020, respectively. If the condition or performance of the equity investees has changed in the future, we may have to record additional impairment charges in future accounting periods. If we need to recognize significant impairment losses on equity investments, our results of operations will be materially and adversely affected.

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The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.

As of the Latest Practicable Date, we have not obtained land use rights certificates and property ownership certificates with respect to four parcels of land currently used by us and 89 buildings currently used by us, including 59 buildings used as sorting facilities and 30 buildings used for general and administrative purposes. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates. We have also used some new buildings before we finish filing of as-built inspection on such buildings. Furthermore, although it is customary for express delivery services providers to construct buildings on industrial land as their offices, delivery and sorting hubs or outlets, depending on the attitude and supervision of relevant government authority, we could be asked to use the building in line with the approved usage specified on certain licenses of such buildings.

In connection with the construction of structures on our property, we are required to obtain requisite licenses, permits, certificates and approvals, including but not limited to, land use rights certificates/real estate certificates, construction land planning permits, construction works planning permits, construction work commencement permits and completion certificates from relevant government authorities in China. If we fail to obtain or renew such certificates, permits, registrations, filings, approvals and licenses in a timely manner, we may be subject to penalties and sanctions, including fines, rectification orders, construction suspension orders and demolition orders, all of which may adversely affect our construction efforts. We have not been in full compliance with certain construction requirements under PRC laws and regulations. For example, we have commenced certain construction projects prior to obtaining requisite permits and putting completed buildings into use before passing the requisite inspection and acceptance tests. Our non-compliance with these requirements has resulted in penalties imposed by the relevant government authorities, including a fine of approximately RMB3.2 million imposed on one of our subsidiaries, Jieyang Zhongrui Logistics Co., Ltd.

Any of the foregoing risks could result in significant disruption to our operations and result in additional costs, which could adversely affect our business, financial condition and results of operations.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of the Latest Practicable Date, for approximately 37.4% of the areas of our leased sorting hubs and offices, we have not been provided by the lessors with the applicable certificates, approvals or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property title certificates, approvals or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

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Furthermore, some of our leased properties do not have title certificates or approvals and, the owner or lessor of such property may not have the right to lease such property to us. For example, certain properties we lease in Beijing for our sorting hub and office do not have a title certificate due to lack of appropriate approval during its construction, and the owner of such property had received notice from government authorities indicating that the construction was illegal. Although relevant authorities have not mandated the owner to dismantle the property, our use of the leased property may be affected in the future. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We are currently using our best efforts to find an alternative location in Beijing, including purchasing a new piece of land, to mitigate the risk arising from such title deficiency. However, we can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties' challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We are uncertain about the recoverability of our input value added tax, which may affect our financial positions in the future.

As of December 31, 2017, 2018 and 2019 and June 30, 2020, our input value added tax ("VAT") amounted to RMB489.7 million, RMB927.6 million, RMB1,386.0 million and RMB1,627.6 million, respectively. Input VAT can be deducted from output VAT payable. The VAT recoverable is mainly the net difference between output and input VAT. We did not encounter any disputes with the relevant taxation authorities on the amounts of VAT recoverable during the Track Record Period. However, we cannot guarantee the recoverability of input VAT in the future because the rules, regulations and policies governing VAT may change in the future, which may have an impact on VAT recoverable. If we fail to recover our input VAT, our financial positions would be adversely affected.

RISKS RELATED TO DOING BUSINESS IN CHINA

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration, filing and/or reporting (as applicable) with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries shall go through registration, filing and/or reporting procedures (as applicable) at competent governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed (i) the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches, or (ii) the specified upper limited calculated by using a risk-weight approach. Any medium- or long-term loan to be provided by us to our variable interest entity must be approved by and/or registered with the NDRC and/or the SAFE or its local branches (as applicable). We may not obtain such government approvals or complete such registration, filing and/or reporting (as applicable) on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, filing and/or reporting (as applicable), our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply, and have applied, Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account thereafter, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19 and removed certain restrictions previously provided under several SAFE circulars, including removal of restriction on conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capitals for expenditure beyond their business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China any foreign currency, which may adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies, including the CSRC, purport to require an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals for the purpose of the domestic companies actually owned by such PRC companies or individuals (through acquisitions of the equity held by such domestic companies' shareholders or the equity newly issued by such domestic companies by those means with equity as consideration specified in the M&A Rules) seeking a public listing on an overseas stock exchange to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. We publicly listed our ADSs on NYSE on October 27, 2016 and to the Latest Practicable Date have not received any notice or document requiring us to obtain such CSRC approval. Based on our understanding of current M&A Rules, the CSRC's approval is not required for the listing and trading of our Class A ordinary shares on the Main Board under Chapter 19C of the Hong Kong Listing Rules (Secondary Listings of Qualifying Issuers) in the context of this offering. However, the application of the M&A Rules remains unclear and there is no

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consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Currently, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and our understanding is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands; or (iv) certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 with latest amendment in 2018, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning

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Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with local branches of SAFE. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. The Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may thereafter continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of the identities of PRC residents holding a direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new, and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

It may be difficult for overseas securities regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) generally are difficult to pursue as a matter of law or practicality in

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China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as stipulated under Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China may further increase difficulties faced by you in protecting your interests.

Registered public accounting firms in China, including the auditors of our consolidated financial statements in our annual reports on Form 20-F filed with the SEC, are not inspected by the Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including auditors of our consolidated financial statements in our annual reports on Form 20-F filed with the SEC, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Auditors of our consolidated financial statements in our annual reports on Form 20-F filed with the SEC are located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the heightened risk that disclosures from many emerging markets will be insufficient, including those from China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work papers and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President's Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE, deregistration from the SEC

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and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC and PCAOB will take to address the problem.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC's list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. If either of these bills is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded "over-the-counter" if the auditor of the registrant's financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any such legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any such proposed legislation will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States, including us.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of auditors of our consolidated financial statements in our annual reports on Form 20-F filed with the SEC. As a result, we and investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of the audit procedures or quality control procedures of auditors of our consolidated financial statements in our annual reports on Form 20-F filed with the SEC as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors of our Class A ordinary shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

RISKS RELATED TO OUR SHARES, OUR ADSs AND THE LISTING

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for a listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we

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have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers. For additional information, see "Waivers from Strict Compliance with the Hong Kong Listing Rules and Exemptions from the Companies (Winding Up and Miscellaneous Provisions) Ordinance."

Our Articles of Association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a Qualifying Issuer, but our Articles of Association provide that at least one third of the aggregate voting power of our Company is required to convene an extraordinary general meeting. We will put forth a resolution at or before our 2021 annual general meeting to revise our Articles of Association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. The 2021 annual general meeting is expected to be held in or before June 2021. Prior to the amendment to our Articles, we undertake to convene general meetings at the request of shareholders holding in aggregate not less than 10% of the Company's voting rights, on a one vote per share basis.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and Articles of Association and we may incur of incremental compliance costs.

The trading price of our ADSs has been and is likely to continue to be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. For example, the trading price of our ADSs ranged from US$15.30 to US$23.67 per ADS in 2019.

Fluctuation in the trading prices of our listed securities may occur due to broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States. Furthermore, stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Volatility or a lack of positive performance in the trading price of our listed securities may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives. In addition to market and industry factors, the price and trading volume for our listed securities may be highly volatile for factors specific to our own operations, including the following:

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variations in our revenues, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new offerings, solutions and expansions by us or our competitors;

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•
changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our services or our industry;

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additions or departures of key personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Our ADSs represent underlying Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the Latest Practicable Date, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by The LMS Family Trust, with Mr. Meisong Lai as the settlor and Mr. Meisong Lai and his family members as beneficiaries, holds 206,100,000 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Meisong Lai holds 78.4% of the aggregate voting power of our company as of the Latest Practicable Date. As a result of the dual-class share structure and the concentration of ownership, Mr. Meisong Lai has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and/or ADSs may view as beneficial.

For further details about our shareholding structure, see the section "Share Capital—Weighted Voting Rights Structure."

As we are seeking a listing as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules (Secondary Listings of Qualifying Issuers) with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Hong Kong Listing Rules (Weighted Voting Rights) do not apply to us pursuant to Rule 19C.12 and our Articles differ from Chapter 8A in a number of ways. As a result, our Articles provide less shareholder protection and have

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fewer governance safeguards than if our Company were subject to Chapter 8A in its entirety. For a summary of the key differences between our Articles and Chapter 8A, see the section "Information about the Listing—Our Articles of Association".

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

In 2016, we adopted the 2016 Share Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In June 2016, we also established an employee shareholding platform to allow our employees in the PRC to receive share incentives. We account for shared-based compensation for these share incentive awards using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. We will incur additional share-based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares and/or ADSs, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price of or trading volume for our Class A ordinary shares and/or ADSs to decline.

The sale or availability for sale of substantial amounts of our listed securities could adversely affect their respective market price.

Sales of substantial amounts of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of such securities and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares and/or ADSs.

Because we do not expect to pay regular dividends in the foreseeable future, investors must mainly rely on price appreciation of our Class A ordinary shares and/or ADSs for return on their investments.

We intend to retain most of our available funds and any future earnings to fund the development and growth of our business. On March 13, 2020, our board of directors approved a special dividend of US$0.30 per ADS for 2019, to be paid to shareholders of record as of the close of business on April 8, 2020. Investors should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

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Our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on investments in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our listed securities will appreciate in value or even maintain the price at which investors purchased the securities. Investors may not realize a return on investment in our Class A ordinary shares and/or ADSs and may even lose the entire investment.

Our Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by our founder. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our ordinary shares and/or ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Articles of Association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or in Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. For example, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a Hong Kong court.

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Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and Hong Kong. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers or companies incorporated in Hong Kong.

Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of the requirement that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders. See "Information about the Listing" and "Waivers and Exemptions."

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company. We conduct our operations in China and substantially all of our assets are located in China. In addition, many of our directors and senior management named in this document reside outside the United States or Hong Kong, and most of the assets of these persons are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for shareholders to bring an action against us or against these individuals in the United States or Hong Kong in the event that shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong securities laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Holders of our ADSs may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not call a shareholders' meeting, and do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Under our Articles of Association, the minimum notice period required to convene a general meeting is ten (10) days. We undertake that we will (i) provide 14 days' notice for any general meetings after the Listing and (ii) put forth a resolution at or before our 2021 annual general meeting of the Company which is expected to be held in or before June 2021 after the Listing to revise our Articles of Association, so that the minimum notice period required to convene a general meeting will be changed to 14 days. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for ADS holders' instructions, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the

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depositary to ask for ADS holders' instructions, the depositary may still vote in accordance with instructions given by ADS holders, but it is not required to do so. ADS holders will not be able to directly exercise their rights to vote with respect to the underlying Class A ordinary shares represented by the ADSs unless they withdraw the Class A ordinary shares and become the registered holders of such Class A ordinary shares prior to the record date for the general meeting.

When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders' meeting to permit withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. If we ask for ADS holders' instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to the ADS holders. We have agreed to give the depositary at least 30 days' prior notice of our shareholder meetings. Nevertheless, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying ordinary shares represented by their ADSs are not voted as they requested.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as an offering of rights, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file with the SEC an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the

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information that we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, investors may not be afforded the same protections or information, which would be made available to investors, were they investing in a U.S. domestic issuer.

We incur increased costs as a result of being a public company, particularly after we have ceased to qualify as an "emerging growth company."

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We will also incur additional costs as a result of the Listing on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are named as a defendant in a putative shareholder class action lawsuit in the United States, and we may be involved in more class action lawsuits in the future. See "Business—Legal Proceedings." Such lawsuits could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-U.S. corporation will be considered a PFIC, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income (the "income test"); or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the "asset test"). The average percentage of a corporation's assets that produce or are held for the production of passive income is generally determined on the basis of the fair market value of the corporation's assets at the end of each quarter. This determination is based on the adjusted tax basis of the corporation's assets.

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In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that we are not the owner of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ended December 31, 2019 and in future taxable years.

Based on the nature of our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019, and we do not anticipate becoming a PFIC on the current taxable year or in the foreseeable future. Because PFIC status is a fact-intensive determination, no assurance can be given that we will not be classified as a PFIC for that year. While we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our Class A ordinary shares and/or ADSs, may cause us to become a PFIC for future taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization, which may fluctuate over time. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

Upon the Listing, we will be subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the Global Offering.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

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The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

RISKS RELATED TO THE GLOBAL OFFERING

An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A ordinary shares might fluctuate significantly.

Following the completion of the Global Offering, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the NYSE might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange following the completion of the Global Offering. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Global Offering, the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other 's markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen Stock Exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our Company, a WVR company with a secondary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect mainland Chinese investors' ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.

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Since there will be a gap of several days between pricing and trading of our Class A ordinary shares, the price of our ADSs traded on the NYSE may fall during this period and could result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

The pricing of the Offer Shares will be determined on the Price Determination Date. However, our Class A ordinary shares will not commence trading on the Hong Kong Stock Exchange until they are delivered, which is expected to be about four Hong Kong business days after the Price Determination Date. As a result, investors may not be able to sell or otherwise deal in our Class A ordinary shares during that period. Accordingly, holders of our Class A ordinary shares are subject to the risk that the trading price of our Class A ordinary shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the Price Determination Date and the time trading begins. In particular, as our ADSs will continue to be traded on the NYSE and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our initial public offering in Hong Kong and listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Hong Kong IPO and those that may be converted from ADSs, will be registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we also intend to move a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller. See "Information About the Listing—Dealings and Settlement of Class A Ordinary Shares in Hong Kong."

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.

Purchasers of our Class A ordinary shares in the Global Offering will experience immediate dilution and may experience further dilution if we issue additional Class A ordinary shares in the future.

The initial Public Offer Price of our Class A ordinary shares in Hong Kong is higher than the net tangible assets per Share of the outstanding Class A ordinary shares issued to our existing shareholders

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immediately prior to the Global Offering. Therefore, purchasers of our Class A ordinary shares in the Global Offering will experience an immediate dilution in terms of the pro forma net tangible asset value. In addition, we may consider offering and issuing additional Class A ordinary shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Class A ordinary shares may experience further dilution in terms of the net tangible asset value per Share if we issue additional Class A ordinary shares in the future at a price that is lower than the net tangible asset value per Share.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2019 Form 20-F relating to selected aspects of our history and corporate structure.

OVERVIEW

Founded in 2002, our business has quickly grown to become the largest express delivery service provider among the Tongda Operators in scale and profitability. Our Company is a holding company incorporated in the Cayman Islands on April 8, 2015. We conduct our business in China through our subsidiaries and variable interest entity.

KEY MILESTONES

Our key business milestones are summarized below:

Date	Event
2002	Commencement of our business
2009	Shanghai Zhongtongji Express Service Co., Ltd. commenced express delivery operation upon the enactment of the PRC Postal Law (Revised in 2009)
2013	Restructured our business to combine assets of Shanghai Zhongtongji Express Service Co., Ltd. and some of our network partners to form ZTO Express Co., Ltd.
Received investment from Sequoia Capital, a leading international private equity firm
2014	Acquired eight regional network partners' business and their operating assets
2015	Established a centrally controlled national delivery network after acquiring 16 network partners
2016	Achieved leading position and became the top player in China in terms of parcel volume
IPO on the NYSE in October raising US$1.4 billion
2017	Achieved 90% digital waybill adoption
Shanghai Zhongtongji Network Technology Co. Ltd., our subsidiary, was recognized as a national High and New Technology Enterprise in China
2018	Received US$1.38 billion strategic equity investment led by Alibaba and Cainiao Smart Logistics Investment Limited
2019	Included in the MSCI Global Standard Index

CORPORATE STRUCTURE

Terms of the VIE Agreements under the contractual arrangements

Agreement that allows us to receive economic benefits from ZTO Express

Exclusive Consulting and Services Agreement

Under the exclusive consulting and services agreement and its supplemental agreement between Shanghai Zhongtongji Network and ZTO Express, respectively dated August 18, 2015 and August 10, 2020, Shanghai Zhongtongji Network has the exclusive right to provide ZTO Express with the technical support and

HISTORY AND CORPORATE STRUCTURE

consulting services required by ZTO Express's business. Shanghai Zhongtongji Network owns the exclusive intellectual property rights created as a result of the performance of this agreement. ZTO Express agrees to pay Shanghai Zhongtongji Network an annual service fee, at an amount equal to 100% of the net income of ZTO Express and its affiliates. This agreement will remain effective for an unlimited term, unless Shanghai Zhongtongji Network and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. ZTO Express is not permitted to unilaterally terminate the agreement in any event unless required by applicable law.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research and other sources from independent suppliers.

SOURCE OF INFORMATION

Founded in 2002, iResearch is an independent and a PRC-based market research institution that provides consumer insights and market data to companies in various industries, including consumer goods, advertising, mobile internet, finance, e-commerce, big data, information technology, etc.

iResearch has agreed to be paid a commission fee of approximately RMB0.65 million to issue a report (the "iResearch Report") on China's logistics industry. The iResearch Report was compiled using both primary and secondary research conducted in China. The primary research involved interviews with industry experts, enterprises and channels. The secondary research utilized relevant economic data, industry data, information and statistics published by government departments, publications and studies by industry experts, public company annual and quarterly reports, iResearch's other research reports, online resources and data from iResearch's research database.

iResearch's projection on the size of the related markets in China takes into consideration various factors, including (i) historical market size data, (ii) the public filings of, and other publicly available information regarding major logistics services providers and those companies' projections of the related industries from iResearch's interviews or communications with them, and (iii) iResearch's views and estimates of industry developments. iResearch has prepared the iResearch Report on the assumptions that (i) the social, economic and political environments of China will remain stable during the forecast period, which ensures a sustainable and steady development of China's logistics industry, (ii) the data quoted from authoritative agencies remain unchanged, (iii) related key industry drivers remain relevant and applicable in the forecast period, and (iv) there will be no subversive changes to the related industries. The reliability of the iResearch Report may be affected by the accuracy of the foregoing assumptions and factors.

iResearch believes that the basic assumptions used in preparing the iResearch Report, including those used to make future projections, are factual, correct and not misleading. iResearch has independently analyzed the information, but the reliability of this report may be affected by the accuracy of the foregoing assumptions and factors.

CHINA LOGISTICS MARKET OVERVIEW

Momentous Growth in the Chinese Economy

Over the past decade, the Chinese economy has witnessed an extraordinary growth. According to the National Bureau of Statistics of China, China's GDP grew at a CAGR of 11.0% from 2009 to 2019. China's GDP was RMB99.1 trillion in 2019, up by 7.8% over 2018, ranked number two in the world. According to the National Bureau of Statistics of China, Chinese economy contributed approximately 30% of the global economic growth in 2019, and has become the growth engine for the world's economic expansion.

Steady Uptrend in Household Consumption

China's per capita GDP in 2019 was RMB70,892, up by 7.4% compared to 2018; and per capita disposable income has reached RMB30,733 in 2019, up by 8.9% from 2018, according to the National Bureau of Statistics of China. China's rising middle class consumers and continued increase in household income

INDUSTRY OVERVIEW

have supported a steady upgrade of consumer demand, resulting in consumption of higher quality products as well as goods acquired with greater convenience.

Increasing Penetration of Internet Use and Omni-channel Digital Commerce

According to the 45th Statistical Report on Internet Development in China issued by the China Internet Network Information Center, there were 904 million internet users in China, and 710 million of them were online shoppers as of March 2020. With increasing use of the internet and smart devices, and associated suite of functionalities such as electronic payment and livestreaming, e-commerce penetration is expected to further increase.

Massive Scale and Improving Efficiencies in Logistics

According to the iResearch report, total value of social logistics has reached RMB298.0 trillion in 2019, which more than tripled that of RMB96.7 trillion in 2009. The addressable market sizes of many logistics sub-segments are huge. For example, in 2019, the market sizes of cold chain logistics, less-than-truckload, warehousing services, just-in-time logistics and full truck load transportation industries are RMB339 billion, RMB1.4 trillion, RMB1.7 trillion, RMB153 billion, and RMB2.2 trillion respectively; and are expected to grow to RMB685 billion, RMB2.1 trillion, RMB2.4 trillion, RMB442 billion, and RMB2.3 trillion by 2024, respectively, according to the iResearch report.

Deeper implementation of supply-side structural reforms and increased high-tech and information infrastructure investments have helped to improve efficiencies in logistics services. According to the iResearch report, total social logistics costs as a percentage of GDP in 2019 was 14.7%, compared to 17.4% a decade ago in 2009.

Total Social Logistics Costs in China (in RMB trillions)

Source: China Federation of Logistics & Purchasing

E-commerce as a Major Growth Driver for Commerce Logistics

According to the iResearch report, online retail sales of physical goods in China is expected to reach RMB19.1 trillion by 2024, representing a CAGR of 17.5% from 2019, which is more than double the CAGR of total social retail sales, which is 7.4% in the same period. E-commerce penetration in China, defined by online retail sales of physical goods as a percentage of total social retail sales, is expected to increase from 20.7% in 2019 to 32.4% in 2024. The recent COVID-19 outbreak has contributed to an accelerated shift of offline consumption to online, further enhanced the penetration rate of online retail, accelerated the development of the e-commerce industry, and thus supported the development of the express delivery industry. Consumers have also shifted from purchasing fashion attires towards buying food and daily household products. Among online retail sales of physical goods in first half of 2020, food and

INDUSTRY OVERVIEW

use goods increased by 38.8% and 17.3% respectively, while wearing goods decreased by 2.9%, according to the National Bureau of Statistics of China.

Total Online Retail Sales of Physical Goods in China (in RMB trillions)

Source: iResearch, National Bureau of Statistics of China

High-Volume Growth of Express Delivery Industry

As a sub-set of logistics(1), China's express delivery industry grew side-by-side with the e-commerce industry, being both an enabler and a direct beneficiary of e-commerce's robust growth. With volume growth exceeding 10 billion in both 2018 and 2019, express delivery volume in China exceeded 63.5 billion parcels in 2019. E-commerce accounts for most of the parcel volume and China's express delivery industry will continue to experience medium to high growth at a CAGR of 20.0%, according to the iResearch report.

China Express Delivery Market Size (Parcel Volume in billions)

Source: iResearch, State Post Bureau of China

Favorable Government Policies

Over the past several years, the PRC government introduced a series of favorable policies and reforms to support the development of the logistics sector in China, which has greatly benefited the development of

(1)
Logistics industry can be generally divided into transportation services and warehousing services. Main sub-sectors within transportation services include express delivery, less-than-truckload transportation, full truck load transportation, just-in-time logistics, cold-chain logistics etc.

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the industry and the market players. These policies generally pertain to logistics infrastructure, taxation, and technology.

Year	Policies
2015	The State Council issued Opinions on Development of the Express Delivery Industry, which sets forth principles for China's express delivery industry to facilitate the integration and efficiency of the Internet and logistics industries
2016	The 13th Five-Year Plan (2016 - 2020) sets the goal of creating a modern transportation and logistics system especially in China's rural areas, and to further develop third-party logistics
2018	The Ministry of Finance and the State Taxation Administration issued a policy under which urban land use tax is reduced by 50% for logistics companies that lease land for commodities warehousing. In March 2020, the implementation period of the policy has been extended to December 31, 2022.
2019	Together with 24 other Ministries and Commissions, the National Development and Reform Commission (NDRC) issue an opinion which sets forth principles to perfect the logistics system between urban and rural areas, including encouraging enterprises to establish distribution outlets in cities and villages, and strengthen the infrastructure for community deliveries
2019	The State Post Bureau issued Opinions on Supporting the Development of Private Express Delivery Enterprises, which promotes reduction of institutional transaction costs, and guides private express delivery enterprises to fully enjoy tax reduction and benefits offered by the government
2019	Together with 15 other Ministries and Commissions, the National Development and Reform Commission (NDRC) issued the implementation guidance on encouraging logistics and express delivery companies to assimilate into manufacturing procurement, production, warehousing, distribution, delivery in order to further lower logistics costs and promote efficiencies
2020	The National Development and Reform Commission (NDRC) and the Ministry of Transport issued an opinion which promotes the application of new technologies and smart equipment, in order to improve the digitization and automation of the logistics chain including warehousing, transportation, sorting and delivery

CHALLENGES IN CHINA'S LOGISTICS MARKET

The following present challenges to logistics enterprises in China:

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Low Efficiency and Changing Demands Require Full-Range Upgrade of Logistics Supply System: China's economy has been moving from high-speed growth to higher-quality development. Consumption is also shifting from subsistence towards higher-quality. Integrated regional, urban and rural logistics networks are lacking or less developed. There are insufficient logistics facilities and equipment for high standard general use as well as for specialized purposes such as pharmaceutical warehouses, cold storage and hazardous material transport vehicles. Logistics operational efficiency in China is also in need of improvement. According to the iResearch report, total logistics spending as a percentage of GDP in China is 14.7% in 2019, which was significantly higher than that of 7.6% in the U.S.. China was ranked 26th in World Bank's Logistics Performance Index in 2018, lagging behind major developed economics in terms of overall score and major sub-indicators including infrastructure, logistics competence, tracking and tracing, and timeliness.

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Highly Fragmented Market: China's logistics market is highly fragmented. According to the iResearch report, there were over 570,000 logistics companies in China at the end of 2018. Most of these players are small, poorly organized and only have basic logistics infrastructure and technologies. In the more rapidly evolving and consolidating express delivery market in China, the top five players accounted for over 70% of market share in terms of parcel volume in 2019, whereas in the U.S., the top two express delivery players accounted for more than 75% of the market share, according to the iResearch report.

Market Share Evolvement in China's Express Delivery Market (By Parcel Volume)

Source: iResearch, company financial reports

    Due to the fragmented market landscape, competition is fierce within each logistics sub-segment, capacity utilization is low, and profits for the players have been compressed particularly in the low-end market.

    Industry fragmentation is also demonstrated by the fact that most players in China's logistics industry focus on one particular sub-segment or a limited number of sub- segments, such as simple transportation and storage functions, without the ability to provide integrated logistics services. Whereas in more mature logistics markets such as the U.S., integrated operators (such as FedEx and DHL) that cover the full spectrum of logistics services are more mainstream.

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Limited Operational Scale and Scalability: The level of economic activities and development in China is imbalanced between the eastern coastal regions and western inland regions. The merchant and consumer bases are geographically dispersed. As a result, only limited industry players with sufficient capital and management experience can establish nationwide network coverage to serve a broader customer base with varied logistics demands. As the flow of goods continue to increase, logistics service providers need to overcome challenges in scaling up and continue to improve their network coverage, such as by increasing the density of their last-mile posts.

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Less Developed Technology Infrastructure and Lack of Standardization: China's logistics industry remains a labor intensive industry with a relatively low level of automation and mechanization. For many logistics players, logistics tasks such as loading and sorting are done manually, which led to error-prone processes. As wages continue to rise in China and the labor shortage issue intensifies, logistics players will have to better utilize technologies to improve efficiencies and maintain a competitive cost structure. Furthermore, the collection, analyses and sharing of logistics data sharing among industry participants remains weak due to underdeveloped IT infrastructure, which led to information fragmentation and isolation, and hindered more efficient allocation of logistics resources.

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EMERGENCE OF THE EXPRESS DELIVERY INDUSTRY

Within the logistics value chain, the express delivery segment is one of the sub-segments that requires rapid expansion, high capacity and operational efficiency given the large e-commerce driven volume, and large geographically dispersed senders and recipients.

Express delivery players have broadly adopted the network partner model, which relies on network partners to handle first-mile pickup and last-mile deliveries. Historically, the network partner model has continuously gained market share as it better addressed the unique demands arising from rapid e-Commerce growth, such as network scalability and flexibility. According to iResearch, 79.8% of express deliveries in 2019 were provided through a network partner model, compared to 65.7% in 2011, as opposed to through a vertically owned and operated model. In the future, e-commerce penetration into lower-tier cities and rural markets is expected to continuously increase, driving further demands for express delivery services at efficient costs. Network infrastructure under the network partner model is also expected to continuously improve, driven by better last-mile connectivity. As a result, the market share of network partner model is expected to further increased, according to iResearch.

The network partner model provides scalability to rapidly expand geographical coverage, flexibility to adjust resource utilization between low and peak seasons, and lower costs and less capital outlay with regards to first- and last-mile buildout and operations for which the network partners are responsible. However, the network partner model also presents challenges such as maintaining standardized operations, consistent service quality, reliable last mile courier, low turn-over rate and hence, stability of the entire network.

In overcoming these challenges, most of the express delivery players turn to technology for solutions. The most successful ones have digitalized their operations to streamline the flow of parcels, payments and data from end to end. Further, transparent and fair network pricing policies and incentive measures are crucial to equitable sharing of costs and profits, and consequently, ensure network stability.

TRENDS & OPPORTUNITIES IN CHINA'S LOGISTICS MARKET

The development of China's logistics industry is still in its early stages compared to other developed countries, with significant room to grow and opportunities for players who can capitalize on market trends.

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Continued Positive Policy Environment and Elevated Social Awareness: The government remains supportive of the logistics industry given its strategic importance to overall economic development, and has continuously rolled out policies to reduce operation costs and encourage innovations for logistics players. Society in general has also been increasingly focused on ESG, which encourages logistics players to adopt new practices including green packaging (such as e-waybills, environmentally-friendly packing bags) and green transportation (such as high-capacity trailer trucks and alternative fuel vehicles).

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Accelerating Differentiation in Logistics Supply: Driven by an increasing demand for high-tech industrial and equipment manufacturing, and upgraded household consumption such as expanded online retail that include perishable or fresh foods, cross-border e-commerce and medicine, logistics supply is gearing towards more specialized and diversified services including varied timeliness commitments for consumers.

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Third Party Logistics on the Rise: In China, the third-party logistics market is growing rapidly. According to the iResearch report, China's third party logistics spending is expected to grow from RMB1.9 trillion in 2019 to RMB2.9 trillion in 2024, representing a CAGR of 8.7%. Third-party logistics penetration, defined as third-party logistics spending as a percentage of total social logistics costs, is expected to increase from 10.5% in 2016 to 14.1% in 2024. Such increase is primarily attributable to enterprises

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  trying to avoid significant costs in building their own logistics infrastructure, and to leverage third-party logistics providers who can achieve better efficiencies through professional management and expertise.

China Third Party Logistics Market Size (in RMB trillions)

Source: iResearch, Statista

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Increasing Demands for Integrated Logistics Services: As customers' demands become more multifaceted, logistics service providers operating in single sub-segments are unlikely able to fulfill customers' needs. Customers will choose the most well-integrated logistics service provider with wide geographical coverage, integrated management, cost efficiency, and standardized service quality to drive down overall costs. The borders of logistics sub-segments will become more blurred as logistics players move from offering single logistics services to provide integrated logistics services. Leading express delivery players are well-positioned to contend as integrated logistics players due to their established scale and reach, strong network infrastructure including first- and last-mile access to business and consumers, and sophisticated technological capabilities. These core competencies are difficult for logistics players in other sub-segments to replicate.

    The diagram below illustrates the sub-segments covered by integrated logistics service providers:

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Market Consolidation: As a result of divergence in operational capabilities and efficiencies, smaller logistics service players within their respective sub-segments would find it difficult to compete with leading players due to lack of scale and infrastructure. Leading players will continue to consolidate resources and capacity along the logistics value chain, and take share from smaller players organically. The logistics industry will continue to consolidate, but the vast market size of China's logistics industry would be able to support multiple major integrated logistics service providers, with other leading players competing within their respective sub-segments.

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New Technology Innovations and Digitization of Supply Chain: New technologies such as artificial intelligence, big data, cloud computing and Internet of Things (IoT) offer huge opportunities for the transformation and upgrading of the logistics industry. As logistics workflows become more integrated, digitization of the supply chain is imperative to allow more real-time sharing of data and information. Innovative solutions across the supply chain will also continue to emerge, such as last mile solutions (e.g. pick-up lockers and convenience stores as collection points) and use of unmanned delivery solutions such as drones and self-driving vehicles.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2019 Form 20-F relating to selected aspects of our business and operations as well as a current description of our mission, objective and vision, values, strengths and strategies.

OUR MISSION

Our mission is to bring happiness to more people through our services.

OUR OBJECTIVE AND VISION

Our objective is to become a world-leading comprehensive logistics service provider. Our vision for ZTO is a respected enterprise with dignity, sustainability and longevity for centuries to come.

OUR VALUES

Our values are fundamental to the way in which we operate and achieve continued and sustainable growth. Our core values are:

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Shared success—"Shared success" is a guiding principle that encourages everyone under the ZTO brand to build together and share results. It prioritizes the collective greater good, aligns interest and resolves conflicts among stakeholders, and promotes equitable allocation of risks and rewards.

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Trust and accountability—The intention of a shared success aligns interests, and trust and accountability reinforce effective execution. At ZTO, we foster a culture of mutual trust and clear accountability among our network partners, employees and us, and each is expected to fulfill their part of the commitment.

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Innovation and entrepreneurship—"Innovation and entrepreneurship" is ZTO's cultural approach with which we identify and solve problems, and create opportunities with a novel business model, relationships with partners and use of technologies that improve the way we operate and serve.

OVERVIEW

We are a leading express delivery company in China. Founded in 2002, we are China's leading express delivery service provider based on total parcel volume, with a 19.1% market share in 2019. We are the youngest among the scaled express delivery companies in China and the largest in scale and the most profitable among the Tongda Operators. We provide express delivery services and other value-added logistics services through our nationwide network.

Under a network partner model, we operate the mission-critical line-haul transportation and sorting network within the express delivery service value chain, whereas our network partners operate the outlets that provide first-mile pickup and last-mile delivery services. The network partner model enables us to scale our network rapidly with limited capital outlay and fixed costs, consequently driving higher return on invested capital and equity.

We have developed one of the most extensive and reliable delivery networks in China. As of June 30, 2020, our network infrastructure consists of 90 sorting hubs with 282 automation lines, over 3,400 line-haul routes serviced by approximately 9,050 self-owned line-haul vehicles, and over 5,000 direct network partners operating approximately 30,000 pickup/delivery outlets and 50,000 last-mile posts. Our network covers over 99.2% of cities and counties in China.

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In April 2008, we were the first among the Tongda Operators to implement a sharing mechanism (which started compensating delivery outlets with last-mile delivery service fees) to address inequitable burden of cost and the associated inequitable allocation of fee revenue between pickup and delivery outlets. Before the implementation of such mechanism, service outlets relied on pickup fees to sustain their business, which was difficult for outlets with significantly higher delivery volumes than pickup volumes due to the uneven nature of economic development, geographic concentration of e-commerce merchants and geographical distribution of consumers in China. The principle design for this balancing mechanism came from our distinctive "shared success" philosophy, which was formally introduced in 2010 and fully established by 2015 when we completed the conversion of part of our major network partners to shareholder-employees. Through this reorganization, we were the first and the only among the Tongda Operators to reengineer the traditional network partner model into a structure of centralized strategic, financial and human resource decision making, and build trust and foster a win-win mindset among network participants. Throughout the years, we have successfully built a more cohesive and stable network by adhering to our differentiated philosophy and core values in day-to-day decision making and execution.

Our openness to and adoption of new and innovative technologies allows us to maintain cost leadership in the industry. Our proprietary Zhongtian system is the technology backbone for our end-to-end operational management encompassing activities conducted in our network and by our network partners. A network partner model can be as effective and more efficient than a vertically owned and operated network through digitization, which helps to overcome standardization and stability challenges. Since 2015, we have collaborated with the Chinese Academy of Sciences and developed multiple generations of proprietary automated sorting equipment and specialized software to achieve high-speed sorting. In addition, we continuously improve the mix of our line-haul vehicles, and apply innovative design and technology to improve route planning, enhance safety and achieve greater productivity.

We have achieved rapid growth while maintaining superior profitability and high customer satisfactions. Our total parcel volume increased from 6.2 billion in 2017 to 12.1 billion in 2019, and from 5.4 billion in the six months ended June 30, 2019 to 7.0 billion for the six months ended June 30, 2020. ZTO has been consistently ranked top for overall customer satisfaction among the Tongda Operators. Our net income increased from RMB3.2 billion in 2017 to RMB5.7 billion in 2019. Our non-GAAP adjusted net income increased from RMB3.2 billion in 2017 to RMB5.3 billion in 2019. Our net income and non-GAAP adjusted net income for the six months ended June 30, 2020 was RMB1.8 billion and RMB2.1 billion, respectively. Leveraging scale and continuous gain in operational efficiency, our net profit per parcel is the highest among the Tongda Operators.

We strive to become a world leading comprehensive logistics service provider and sustain profitable growth. While our core express business is performing well, we are leveraging our resources and capabilities by expanding into adjacent markets such as cross-border, less-than- truckload and integrated warehousing and delivery fulfillment services. We believe more segments will evolve out of our core competencies and resource build-up to address logistics and commerce needs as the overall Chinese economy continues to grow. As China's logistics industry develops steadily to catch up with developed countries in terms of scale and efficiencies, we strive to devote the right amount of resources to the right things at the right time. We believe this disciplined approach to business expansion will propel us to steadily but surely transform ultimately into a platform with leading capabilities serving the entire logistics eco-system. Our journey has just begun.

OUR STRENGTHS

Our culture is the framework of how we operate our business. Our mission, to bring happiness to more people through our services, was founded by a few entrepreneurs led by our founder seeking better lives

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for themselves. Soon after, more and more people gathered around the founding team, having been attracted by the distinct values and practices of shared-success, trust and accountability, innovation and entrepreneurship, and together we built a strong network that connects tens of thousands of employees, entrepreneurs, businesses and customers. Our mission, vision and values together shape our business purpose, form the guiding principles of strategic decision-making processes and have directly contributed to our growth and development over the years. We believe our competitive strengths are the embodiment of, and are inseparable from, our distinguishing culture. These competitive strengths include:

Superior scale and capability

We are the leading express delivery company in China and in the world in terms of total parcel volume, according to iResearch. We achieved this leadership position through years of consistent investment and innovations. We have established the largest self-operated modern facilities space, we have assembled the largest and more efficiently-run self-owned line-haul vehicle fleet among the Tongda Operators, we have cumulated strong financial resources, we have cultivated a stable partner network, and most importantly, we have developed a team of loyal, customer-centric and results-driven people. Over the years, we have firmly established ourselves as the trusted express delivery partner for millions of commerce customers, including online merchants and consumers selling and buying products on Chinese e-commerce sites such as Alibaba, Pinduoduo and JD.com.

Our total parcel volume in the first six months of 2020 was 6,969.9 million, which accounted for 20.6% of the total express delivery parcel volume in China during the period.

As of June 30, 2020, our nationwide logistics network comprises of 90 sorting centers with a total of 282 sets of installed automation equipment, connected by over 3,400 line-haul routes serviced by approximately 9,050 self-owned line-haul vehicles, over 5,000 direct network partners and approximately 30,000 pickup/delivery outlets that covers 99.2% of the cities and counties of China, as well as 50,000 last-mile posts that provided an alternative to in-person delivery in our network.

Such scale and capabilities like ours cannot be replicated overnight.

Our distinct partner network built upon a "shared-success" philosophy

We believe that a highly scalable network partner model has provided the crucial support for the phenomenal e-commerce growth in China and will serve as the catalyst for continued economic growth.

With our network partner model, we were able to expand our nationwide network quickly and provide e-commerce merchants with greater geographic reach at low cost. We continue to deepen the penetration of our network, the number of our network partners increased to over 5,000 as of June 30, 2020, and the number of outlets in our logistics network increased to approximately 30,000 as of June 30, 2020.

To ease the burden of last-mile delivery driven by increasing volume, we have encouraged our network partners to invest early and secure physical presence with last-mile capabilities and consumer access by establishing last-mile posts. With a goal to reach over 70,000 by the end of 2020, we currently have over 50,000 last-mile posts, representing the largest number of last-mile posts among our peers, according to the iResearch report. Our early-mover lead in last-mile presence ensures not only lower pickup and delivery costs for our network partners but also network stability and economic viability for the future.

We differentiate our network partner model by implementing features reflecting our unique "shared success" philosophy. We are the first express delivery company in China to introduce a "delivery fee" mechanism by requiring the pickup outlet to share part of their fee to the delivery outlet. This sharing arrangement has resolved the problem of mismatch of revenue and costs among pickup and delivery

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outlets in regions with different levels of economic development and imbalanced pickup and delivery volumes.

According to the iResearch report, we are the first among Tongda Operators to convert major network partners to shareholders of the Company, with which we successfully aligned interests and built a more cohesive alliance. We strive to ensure interests are aligned across our network, which in turn provides higher network stability, better network partner service quality and performance, and stronger network partner loyalty to the ZTO brand.

Best-in-class operational capabilities and cost efficiencies through continued innovation

Our best-in-class operational capabilities have enabled us to achieve cost leadership in the industry. Over the years, we continue to innovate, and have adopted newer and better designs and technologies in both hardware and software to enhance efficiencies.

Our average transportation cost per parcel has decreased from RMB0.77 in 2017 to RMB0.62 in 2019. As volume increased, we gradually reduced use of third-party trucking services which are often more costly than using our own vehicles. We have systematically increased the proportion of high capacity (15- to 17-meter-long) models to maximize our fleet's unit output and reduce cost. As of June 30, 2020, 78% of our self-owned vehicles were high capacity vehicles. We have patented our proprietary design of curved aluminum trailer, which is not only lighter, rust-resistant but also has more load capacity and is more aerodynamic with improved fuel economy compared with traditional rectangular-shaped steel containers. In addition, by equipping our line-haul vehicles with RFID chip embedded tires, we can better assess real-time operating conditions such as vehicle speed, estimated fuel consumption and normal wear and tear so as to schedule proper maintenance intervals. We also equipped our vehicles with safety monitoring and accident prevention devices and reduced claims consistently. Meanwhile, our route planning effectiveness continue to improve as we implemented advance technology for better data analytics and resource planning.

Our average sorting cost per parcel has decreased from RMB0.39 in 2017 to RMB0.34 in 2019. We kept improving the level of automation to keep pace with volume increase and gradually eliminated labor headcount to achieve best economy. The number of automated sorting lines increased substantially from 58 sets in 2017 to 265 sets in 2019. Since 2015, we collaborated with the Chinese Academy of Sciences in the development of several generations of automated sorting equipment, such as cross belt sorting equipment, fully integrated dynamic weighing machine, and line shaft diverter. Our high-speed automated sorting is supported by increasingly more sophisticated software (including data-enabled algorithm, real-time analytics and recalibration) to ensure faster and more reliable package data capturing and dispatching, and to reduce sorting errors and costs of re-work.

Our cost leadership enables us to achieve the highest profitability among the Tongda Operators. While our express delivery business represented 15.5% to 19.1% of the industry volume, our net profit market share has been consistently close to 50% from 2017 and exceeded 50% in 2019, according to the iResearch report.

Shanghai Zhongtongji Network Technology Co. Ltd., our wholly owned PRC subsidiary has been certified as the High and New Technology Enterprise ("HNTE"), and contributed significant technology-driven profit to the consolidated group. As HNTEs are awarded a preferential tax rate, lower effective tax rate at the consolidated group level indicates higher contribution of technology-driven profit by the HNTE. According to the iResearch report, we achieved the lowest effective tax rate among the Tongda Operators consistently for tax years 2017 to 2019. Shanghai Zhongtongji Network Technology Co. Ltd. is in the process of applying for the renewal of HNTE status for another three years.

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Experienced and entrepreneurial management team

We have an experienced and entrepreneurial management team with a proven track record of strategic thinking and sound execution. Our founder, chairman of the board and chief executive officer, Mr. Meisong Lai, is well regarded in the China's express delivery industry for his thought leadership and sharp and practical business acumen. We have a stable management team with long-standing industry experiences, and the majority of our senior management have been with the Company since inception. Leadership team has been responsible for breakthrough ideas and innovations in, and has been consistently reinventing ourselves and transforming the Company to become bigger in scale, stronger in capabilities and better at execution and delivering results.

We design results-oriented performance metrics and incentive programs with clear accountability and fair measurement for our team of general managers who are responsible for regional operations and financial results. We have established ZTO University, an institution tasked to develop and promote future generations of leaders and form growing talent pools for continued enterprise vitality.

OUR STRATEGIES

Our goal is to be become a world-leading comprehensive logistics service provider and we set the following strategies to achieve that goal:

Strengthen culture and improve brand recognition

As we grow and expand our business and increase our sphere of influence, our mission of "bringing happiness to more people through our services" means we are taking on greater responsibilities. We will continue thinking green and becoming more environmentally sensible, supporting efforts to alleviate poverty and revitalize villages in China, and creating opportunities for entrepreneurs to return to their hometowns and start new businesses. We strive to become ubiquitous and an integral part of daily lives.

Develop young talents and maintain vitality

The founding generations of managers are mentors and coaches to our future generations of mangers. We are building varied leadership pipelines and putting a greater emphasis on promoting internally. Our management trainee programs seek fresh enrollment each year from universities and technical schools, and we conduct on-the-job training and in-classroom learning for the trainees to develop comprehensive skills. We promote healthy competition for career advancement and cultivate an environment where true talents can thrive.

Achieve greater scale and capacity and further our reach

We plan to further improve our network infrastructure and expand our capacity to not only meet the increasing volume demand but also enrich express delivery service offerings to our customers and end consumers. We will transform our network to achieve a new level of efficiencies by delayering and building direct links across different levels of network nodes. We will continue building last mile presence and extending our reach to frontline personnel and end customers. We intend to ensure our couriers at earn a high level in the market so that they are motivated to provide better services to end customers and achieve greater customer satisfaction, which in turn allows our network partners to achieve greater economics and remain loyal to our brand.

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Build technological advantages to better compete in the future

We intend to continue to invest in technology and drive innovations, thereby further improve our operational efficiency. Our new generations of automation lines will be faster in throughput and smarter in precision dispatch, and we will soon be able to substantially reduce manual labor. We will leverage our vast volume of operational data to digitize business know-how and make managerial process calculable. We believe the use of technology shifts focus from solving problems to predict and prevent problems, and we expect technological advancement to create greater value as become one of our core competitive advantages in the near future.

Expand beyond express delivery

The competitive landscape has been widening across China's logistics industries. By leveraging our existing strength and our increasingly stronger ability to assemble critical resources, we are well positioned to develop comprehensive logistics service capabilities. We will extend up and down logistic value chains, thereby capturing growth opportunities, realizing synergies across other logistics sub-segments such as less-than-truckload, one-stop warehousing and delivery services and cold chain logistics.

Further, by combining our resources, best-in-class capabilities and our direct access not only to tens of millions of on-line and off-line end customers but also to businesses large or small across different industries, we are able to shorten the distance in space and time for commerce, for example, between raw material and manufacturing, and between farmland and dinner tables. We intend to transform beyond express delivery and develop into a platform with leading capabilities serving the entire logistics ecosystem and related commerce needs.

SERVICE OFFERINGS BY US AND OUR NETWORK PARTNERS

Express delivery service process

The following diagram illustrates the process for the completion of a typical domestic delivery order in our network.

The full delivery fees collected by pickup outlets upfront from the senders typically comprise of (i) the pickup service fees, (ii) the network transit fees payable to our Company; and (iii) the last-mile delivery

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fees payable to the delivery outlets operated by other network partners. After collection, pickup outlets would keep the pickup service fees, and pay the network transit fees and the last-mile delivery fees to our Company. We would then pass the last-mile delivery fees on to the applicable delivery outlets.

Step 1: Parcel Pickup.    A pickup outlet operated by our network partner arranges for a courier to collect the parcel from the sender (such as a merchant on e-commerce platform or an enterprise customer) once the pickup outlet has received a delivery order. Unless the sender chooses pay-at-arrival service, the pickup outlet collects the full delivery service fee upfront from the sender at the time of pickup. All collected parcels are then forwarded to our regional sorting hub once or twice per day depending on parcel volume. Typically, parcels that are picked up before 6 p.m. will be shipped to our sorting hub on the same day. Each parcel is assigned a waybill with a unique tracking number and barcode which, together with our automated systems, allows us to track the status of each individual parcel throughout the entire pickup, sorting and delivery process.

Step 2: Parcel Sorting and Line-Haul Transportation.    Upon the receipt of parcels shipped from various pickup outlets from locations in their respective coverage area, the sorting hub sorts, further packs and dispatches parcels to the destination sorting hub. We provide line-haul transportation services between sorting hubs. Barcodes on each waybill attached to the parcels are scanned as they go through each sorting and transportation gateway, allowing us to keep track of the delivery service status of each parcel.

Step 3: Parcel Delivery.    Our destination sorting hub unloads and sorts the parcels, which are then delivered to the recipients by the delivery outlets operated by our network partners. Once the recipient signs the waybill to confirm receipt, a full-service cycle is completed, and settlement of the delivery service fee promptly ensues in our network payment settlement system.

Express delivery service pricing

The network transit fees that we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. We evaluate our pricing and make adjustments from time to time based on our operating costs, market conditions and competitions as well as our service quality. For our direct network partners at the provincial level, we provide fee discounts to those who significantly outperform the performance targets that we set.

Our service pricing is also be affected by the pricing adopted by our network partners, who have full discretion over the pricing of their services; such pricing is reflected in the amount of full delivery service fees they collect upfront from senders. Our network partners determine their pricing mainly based on their total costs, which primarily consists of the network transit fees we charge, the last-mile delivery fees payable to the delivery network partners, as well as the outlet operating costs. We provide guidelines to set the last-mile delivery fees together with network partners operating delivery outlets, where the guidelines are based on a variety of factors including the economic environment, market conditions and business conditions of the outlets. We are able to monitor the "fee sharing" mechanism between pickup and delivery outlets as the guidelines are implemented and the fees are payable through our system. Our network partners also consider other factors including market conditions and competition as well as their service quality. We do not set any explicit limitations on pricing and allow pricing latitude to our network partners so that they can effectively respond to the competitive dynamics in their local markets with tailor-made pricing based on the business volume and long-term prospect of each sender. Historically, the delivery service fees our network partners are able to charge have declined over time, partially as a result of competitive pressure.

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Other logistics services

Building on our core express delivery business, we strive to become an integrated logistics service provider. We are expanding our service offerings with a goal to build an ecosystem featuring express delivery, less-than-truckload, cross-border, warehousing, aviation, commerce and more. For example, we provide less-than-truckload (LTL) logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation. Furthermore, we provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd. and its subsidiaries, which is a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen. Furthermore, we are also expanding into air cargo business.

OUR NETWORK AND INFRASTRUCTURE

Our network consists of (i) our directly operated core sorting hubs and line-haul transportation network and (ii) network partner-operated outlets, as well as last-mile posts, across China. The below map illustrates the geographical coverage of our network.

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Sorting hubs

We have continuously adopted new technology solutions in automation hardware and software to enhance the efficiency of our operations. For example, we adopted telescopic conveyor belts for loading and unloading trucks in 2015, as well as fully integrated dynamic-weighing machines capable of measuring the dimensions and weight of parcels simultaneously at a high speed without having to stop the flow of packages. In addition, we work with technology companies and academic institutions to customize and upgrade existing design concepts. For example, we successfully collaborated with the Chinese Academy of Sciences in the Academy's development of several variations of automated sorting equipment since 2015. We have also developed and continuously re-engineered sophisticated software (including data- enabled algorithm, real-time analytics and recalibration) to support high-speed sorting in order to ensure fast and reliable package data capturing and dispatch, and to reduce sorting errors and costs of re-work. In particular, we utilize an image-based learning algorithm in our safety inspection of packages to recognize prohibited illegal items during our inspection process and to reduce human error. The number and capacity of our automated sorting lines increased substantially from eight in 2016 (all of which were for small parcels) to 265 in 2019 (99 of which were for large parcels and the remaining 166 were for small parcels).

Line-haul transportation network

In order to further improve our operating efficiencies as volume increases, we have systematically increased the proportion of high capacity 15- to 17-meter-long trailer models within our fleet from 39% in 2016 to 72% in 2019 and further to 78% in the first half of 2020 to optimize unit output and reduce cost. Moreover, we have established a systematic data and technology driven program to optimize trailer designs to reduce costs as well as enable digital tracking for real-time analytics of our vehicles. Further, we also helped develop improved vehicle parts and patented trailer designs. For example, our proprietary patented design of curved aluminum trailer is not only lighter but also more aerodynamic compared with traditional square-shaped steel containers. The higher capacity of these trailers (145m3 rather than 127m3) and lighter weight (6,700kg/ea rather than 9,000kg/ea) contributes to the increased fuel economy of our trailers and further contributes to the reduction in transportation cost. In addition, we have made RFID chip embedded Michelin tires a standard issue for line-haul vehicles. This allows us to better manage our moving assets by assessing real-time operating conditions such as vehicle speed and estimated fuel consumption and estimating normal wear and tear in order to schedule proper maintenance intervals.

We assess incoming volume (including maximum stress level) and simulated route planning (including road conditions) to inform our choice between deploying our own line-haul resources or supplementing capacity with third-party transportation services. We combine the programming interface of third-party map applications with our big data of parcel traffic and volume to feed our intelligent service routing algorithm to model the rate and direction of parcel flow, dynamically predict future capacity demands, and make adjustments in allocation of personnel and transport resources. Hence we are able to reduce inefficiency in parcel handling, increase fleet load rates and achieve optimal transportation time and costs.

Pickup and delivery outlets and last-mile posts

The pickup and delivery outlets are all operated by our network partners and are not owned by us. Our network partners primarily provide pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders originating within that area. Our network partners also generally arrange the transportation between pickup/delivery

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outlets and our sorting hubs. As of June 30, 2020, our network had approximately 30,000 pickup and delivery outlets nationwide, covering 99.2% of China's cities and counties.

We have encouraged our network partners to invest early and secure physical presence with last-mile capabilities and consumer access by establishing last-mile posts. We currently have over 50,000 last mile posts across China. A last mile post is on average a 35-60 square meter space located near residential areas or office buildings or on university campuses where the couriers can leave delivery packages for recipients to pick up instead of delivering in person. A last mile post can be multifunctional and serve different purposes including receiving outgoing packages, collecting fees from couriers who leave packages for pickup (including processing packages left by competitors' couriers) and realizing retail profit, thereby achieving greater overall labor and facility costs efficiencies.

OUR NETWORK PARTNER MODEL

If a direct network partner continuously fails to meet applicable performance targets set by us, we may unilaterally terminate our agreement with such direct network partner, which has only occurred in isolated cases historically. In those cases, we would introduce qualified buyers vetted by us or, in the cases where the exiting direct network partner has already identified a buyer itself, we would review the buyer 's credentials and decide whether to accept or reject it. In the case of voluntary departure by a direct network partner, it may choose to sell the outlet operating business to a buyer, where the foregoing review process would also apply. Moreover, under the agreement with us, the network partner may provide a three-month notice of termination and the agreement would be terminated upon mutual agreement between the parties. A network partner who discontinues cooperation with us may join a third party express delivery network.

Under the agreement with us, the network partner also has the right to unilaterally terminate the agreement within seven days from the date of execution of the agreement with notice to us; provided that, if the network partner has started to use our network resources, has begun to provide services to customers, or has exercised other major rights under the agreement, the network partner shall not terminate the agreement accordingly. The network partner 's major rights under the agreement are entitlements to the following products or services provided by us: (1) electronic documents or software in relation to enterprise management system; (2) guidance on the use of express delivery networks, business operation model and employee training; (3) sufficient, continuous and quality-guaranteed material supply; (4) advertising support; and (5) network transit service.

We provide our network partners latitude in their pricing decisions. The network partners have full discretion over their daily operations and can make localized decisions with respect to facilities, vehicles and recruitment to meet their operational needs.

We also provide financial services to qualified network partners. We select qualified network partners based on certain criteria set by us, such as having legal and stable income or source of income and engaging in operation activities that are legal and meet the national industrial policies and requirements. To provide such financial services, we enter into relevant agreements with qualified network partners under which the material terms (e.g. loan amount, maturity date, guarantee or pledge and event of default (as applicable)) of such financial services are stipulated. We have obtained the requisite business licenses and/or approvals under relevant PRC laws and regulations in order to provide such financial services to qualified network partners. Please also see "Risk Factors—Risks Related to Our Business and Industry—We face risks associated with the financial services we provide to network partners."

We had a financing receivables balance of RMB64.0 million, RMB518.0 million, RMB1,060.9 million and RMB1,712.5 million as of December 31, 2017, 2018 and 2019 and June 30, 2020. No default occurred during the Track Record Period. For maturity profile of the financing receivables, please see "Financial Information—Critical Accounting Policies—Financing Receivables, Net of Allowance."

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OUR CUSTOMERS

Our top five customers accounted for less than 6% of our total revenues for each of the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020.

Together with our network partners, we mainly serve e-commerce merchants and other express service users as our end customers. A significant portion of our end customers are merchants on China's e-commerce platforms. Our enterprise customers are typically larger, nationwide brands with customized requirements for express delivery services. For certain enterprise customers, we provide direct pickup services without going through the pickup outlets of our network partners. We collect the full amount of delivery service fees from our enterprise customers and pay a portion of these fees to the delivery outlets of our network partners for last-mile delivery services provided by them. Depending on the availability and capacity of our personnel at the relevant locations, orders from some enterprise customers may also be picked up through our network partners.

PROCUREMENT AND SUPPLIERS

Our five largest suppliers accounted for less than 30% of our purchases for each of the years over the Track Record Period and less than 35% for the six months ended June 30, 2020. None of the five largest suppliers in the six months ended June 30, 2020 individually accounted for more than 30% of the semi-annual purchases for the six months ended June 30, 2020. As of the Latest Practicable Date, based on publicly available information, none of the Company's directors and their close associates or the Company's controlling shareholders, held a 5% or more shareholding interest in the Company's top five suppliers.

SECURITY AND SAFETY

We have introduced and localized driver safety programs from overseas with the support of our vehicle insurance company China Pacific Insurance. In 2017, we equipped our line-haul vehicles with AI enabled smart devices that can decipher images, recognize unsafe gestures, and communicate with our home office data processing center that would automatically send escalating alarms to rectify unsafe driving behaviors. As a result, we reduced our accident rate by nearly 70% and reduced our unit premium cost by over 45% from 2016 to 2019.

RISK MANAGEMENT AND INTERNAL CONTROL

We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems.

Financial reporting

We have in place various accounting policies in connection with our financial reporting risk management, as well as procedures and modules in place on our Zhongtian system to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.

Internal control

We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal audit and compliance department, with the assistance of third-party professional advisors from time to time, set up project team to conduct risk and

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internal control review. They work closely with our legal, compliance and finance departments as well as our business units to: (a) perform risk assessments and give advice on risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our Company.

Data and technology system risk management

We are committed to protecting user and customer data in our business and operations. We have a dedicated team and measures to safeguard data security. We have qualified for Grade III of China's Administrative Measures for the Graded Protection of Information Security. We have also implemented biometric authentication, password-less authentication and real-time data leakage risk management throughout our system. We have formed partnerships with key information technology and internet players to jointly enhance business performance in many innovation areas including workplace collaboration, cybersecurity, natural language processing and automatic sorting.

Compliance and discipline supervision

We are committed to operating our business with integrity and abiding by the highest standards of business ethics. We have set up a discipline supervision committee (DSC), and adopted the Code of Business Conduct and Ethics. We require our employees to follow our employee manual and these policies. We also carry out regulatory on-the-job compliance training to our management and employees to maintain a corporate compliance culture and enhance their compliance perception and responsibility. We have a number of channels for reporting of misconducts or wrongdoings within our network, including a whistleblowing letter box, the President mailbox and 24/7 compliant hotlines. The DSC is responsible for conducting preliminary investigations into reported matters, and, where appropriate and necessary, our discipline inspection personnel will investigate further into the matters and recommend disciplinary actions. Findings of the investigations are periodically reported to our Chief Executive Officer, and regularly communicated with the internal audit and compliance department. Material incidents are reported to the audit committee of our board of directors.

Audit committee oversight

We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.

The audit committee consists of three members, namely Herman Yu and Qin Charles Huang, our independent non-executive directors, and Xing Liu, our non-executive director. Mr. Yu is the chairman of the audit committee. For the professional qualifications and experiences of the members of our audit committee, see "Directors and Senior Management."

BRANDING AND MARKETING

We strive to enhance our brand awareness through the provision of high quality services and marketing initiatives. We won the China Express Golden Parcels Contribution Award for Ten Years in 2020, the 2019 China Express Volume and Quality Double Upgrade Award and 2019 China Express Social Responsibility Award. We won the Data Service Award at the 9th China Big Data Application Golden Bell Award in 2019 for our intelligent customer service products and systems. Mr. Meisong Lai, our chairman, was awarded the Ram Charan Management Practice Award in 2019 by the Chinese edition of Harvard Business Review, recognizing excellent management practices. We were awarded as one of the 2019 Shanghai Top 100 Enterprises (ranked 61). Shanghai Zhongtongji Network was awarded as one of Shanghai's Top 100

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Enterprises in the Software and Information Technology Service Industry in 2019. In 2018, we were awarded as one of the National Advanced Logistics Enterprises and China's Top 100 Logistics Enterprises' at the Commendation Congress of Advanced Logistics Enterprises. We were awarded as one of AAAAA logistics companies by China Federation of Logistics & Purchasing in August 2017.

CORPORATE SOCIAL RESPONSIBILITY

We are committed to leveraging our technology and logistics infrastructure to benefit society. Since our founding, we have been highly committed to environmental, social and corporate responsibility matters, including environmental sustainability, employee care, poverty alleviation and more.

Environmental Sustainability.    We have established a dedicated team to lead the formulation, implementation and supervision of environmental protection measures throughout our network. To reduce the negative impact of packaging consumables on the environment, we continue to promote the use of green and recyclable packaging and biodegradable packaging. We also take the initiatives to recycle packaging materials, and guide end consumers to reuse packaging cartons. Moreover, we have been committed to reducing the harmful impact of transportation on environment. Each of our line-haul vehicles is equipped with positioning equipment to monitor if there's any abnormity in the transportation process together with GIS (Geographic Information System) to help plan proper transportation routes. We have also used high capacity trailers in order to improve energy efficiency and reduce pollutant emissions. Meanwhile, we encourage our network partners to use eco-friendly transportation vehicles such as new-energy vehicles and battery-powered cars for pickup and delivery. Furthermore, we vigorously promote the use of energy-saving and environmental friendly equipment in our operation, including sorting, transportation and delivery.

Employee care.    We strive to provide employees with welfare benefits and a broad range of career development opportunities. We have established a sound talent cultivation mechanism and created an online-offline combined training platform. We have also organized and carried out vocational skills competitions and other activities for employees to improve professional skills. We have set up a management trainee program which aims to cultivate future leaders of the company through a three-year training plan. We also strive to help our employees balance their work and life. We have organized various recreational and sports activities to enrich the cultural life of employees.

Poverty alleviation.    We have actively explored the rural market, and implemented an initiative of "bringing express delivery services into villages" by improving the last-mile logistics infrastructure and promoting the coverage of logistics services in rural areas. We have promoted a two-way circulation channel for agricultural products to the city and industrial products to the countryside, which aims to help stimulate consumption in rural areas and increase the income of rural residents.

COVID-19 outbreak relief.    Since the COVID-19 outbreak, we have done our utmost to help people in heavily affected regions in China. At the beginning of the outbreak, we immediately set up an emergency response leading group and a front line command and control group to fully coordinate land and air transportation resources and provide support for epidemic prevention and control across the country. By the end of March 2020, we had delivered more than 700 tons of medical and rescue supplies to Hubei Province, including masks, protective clothing, disinfectants, medical gloves, livelihood support materials, etc. Meanwhile, we take the health and safety of our employees as our top priority. We provided all of our frontline employees with masks and other protective equipment immediately after the outbreak. We also set up a dedicated fund of RMB100 million for COVID-19 epidemic prevention and control to help frontline workers after resumption of business.

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Environmental protection.    We have published our annual ESG report since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/.

We are subject to a number of regulations on environmental protection in China. For example, pursuant to the PRC Law on Environment Impact Assessment, our construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities in charge of ecological environment for approval before the commencement of construction, as applicable. In accordance with the Administrative Regulations on the Environmental Protection Completion Acceptance of Construction Projects, the Administrative Regulations on the Environmental Protection of Construction Projects and the Interim Measures on the Administration of Acceptance Inspection of Construction Project Environmental Protection, after the completion of a construction project, we are required to obtain a completion acceptance on environmental protection for the project from the competent department of environmental protection or carry out the acceptance inspection by ourselves, as the case may be. See "Regulations—Regulations Relating to Environmental Protection."

SEASONALITY

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with e-commerce in China. For example, our customers generally experience fewer purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, when e-commerce platforms hold special promotional campaigns, for example, on November 11 and December 12 each year, we typically observe peaks of parcel volume immediately following these campaigns.

EMPLOYEES

As of December 31, 2017, 2018 and 2019 and June 30, 2020, we had a total of 16,023, 15,700, 19,009 and 21,465 employees, respectively. A substantial majority of our employees are based in China.

The following table sets forth the breakdown of our own employees as of June 30, 2020 by function:

Functional Area	Number of Employees	% of Total
Sorting	6,874	32.02
Transportation	4,484	20.89
Management and Administration	4,669	21.75
Customer Service	1,991	9.28
Operation Support	1,406	6.55
Technology and Engineering	1,661	7.74
Sales and Marketing	380	1.77

Total	21,465	100.0

In addition to our own employees, our workforce also included over 55,600 outsourced workers as of June 30, 2020. Our network partners hire their own employees according to their operational needs.

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PROPERTY, PLANT AND EQUIPMENT

As of the Latest Practicable Date, for our self-operated sorting hubs, (i) we have obtained the title certificates of land use rights from the relevant authorities with respect to an aggregate gross land area of approximately 2,640,000 square meters, and two of our self-operated sorting hubs have not obtained the title certificates of land use rights with respect to an aggregate gross land area of approximately 207,000 square meters, and (ii) we leased from third parties approximately 2,000,000 square meters and the terms of such leases range from one to 16 years.

In addition, as of the Latest Practicable Date, approximately 2,190,000 square meters of our self-operated sorting hubs on premises we own were used for sorting purposes and the remaining were used for office and other administrative purposes. Approximately 163,000 square meters were used for our headquarters in Shanghai.

The areas of self-owned properties and leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as is basis.

We are also planning to acquire land use rights in appropriate locations to establish new sorting hubs and expand existing ones in the coming years. We believe that we will be able to obtain adequate facilities through acquisition or lease to accommodate our future expansion plans.

As of the Latest Practicable Date, we have not obtained title certificates of land use rights with respect to four parcels of land currently used by us and we have not obtained certificates with respect to 89 buildings currently used by us, including 59 buildings used as sorting facilities and 30 buildings used for general and administrative purposes. We are in the process of applying for the registration of the land use right and property ownership. For more details of the risks and uncertainties associated with such defect, see "Risk Factors—Risks Related to Our Business and Industry—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations."

As of the Latest Practicable Date, for approximately 37.4% of the areas of our leased sorting hubs and offices, we have not been provided by the lessors with the applicable certificates, approvals or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. For more details of the risks and uncertainties associated with such defect, see "Risk Factors—Risks Related to Our Business and Industry—Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations."

As of June 30, 2020, no single property interest of ours has a carrying amount of 15% or more of our total assets.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and the six months ended June 30, 2020 and 2019 and as of June 30, 2020, including certain new disclosures made in connection with the Listing.

The following consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and Item 5. "Operating and Financial Review and Prospects" in our 2019 Form 20-F as well as our consolidated financial statements for the six months ended June 30, 2019 and 2020 and as of June 30, 2020, included as Exhibit 99.2 of our report on Form 6-K furnished to the SEC on September 11, 2020 and the related disclosures contained herein and therein.

OVERVIEW

We are a leading express delivery company in China. We provide express delivery services and other value-added logistics services through our nationwide network. As of June 30, 2020, our delivery network infrastructure consists of 90 sorting hubs with 282 automation lines, over 3,400 line-haul routes serviced by approximately 9,050 self-owned line-haul vehicles, and over 5,000 direct network partners operating approximately 30,000 pickup/delivery outlets and 50,000 last-mile posts. Our network covers over 99.2% of cities and counties in China.

We have achieved rapid growth during the Track Record Period. Our total parcel volume increased from 6.2 billion in 2017 to 12.1 billion in 2019, and from 5.4 billion in the six months ended June 30, 2019 to 7.0 billion for the six months ended June 30, 2020. Our net income increased from RMB3.2 billion in 2017 to RMB5.7 billion in 2019. Our non-GAAP adjusted net income increased from RMB3.2 billion in 2017 to RMB5.3 billion in 2019. Our net income and non-GAAP adjusted net income for the six months ended June 30, 2020 was RMB1.8 billion and RMB2.1 billion, respectively.

GENERAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Demand from China's e-commerce industry for express delivery services

We have benefited from the rapid growth of China's e-commerce industry and its demand for more express delivery services, and our business and growth depend on and contribute to the viability and prospects of the e-commerce industry in China. We anticipate that the demand for express delivery services will continue to grow.

Market conditions and our market position

The market conditions, competitive landscape and our market position in the express delivery industry will affect the pricing of our services and in turn, our revenue and operating income.

Operating leverage of our network partner model

Our business model is highly scalable and flexible. It enables us to expand our business operation efficiently by leveraging the resources and operating capabilities of our network partners with minimum capital requirements and operating expenditures. In addition, we can proactively adjust our network capacity to address peak demands and respond to seasonality. For instance, we have the ability to allocate sorting capacity among adjacent sorting hubs, and our network partners have flexibility to add temporary workers. The scalability of our business model has helped us expand geographic coverage and capture incremental growth in parcel volume, as well as improve operating efficiencies.

FINANCIAL INFORMATION

Our continued investment in infrastructure, technology and people

We continue to invest in our sorting hubs and line-haul fleets, as well as technology infrastructure and people, particularly talent in overall management, business operation and information technology. We expect our continued investments to further improve our parcel handling capacity, increase market penetration, and enhance customer services and operational efficiency.

Our ability to broaden service offerings and diversify customer base

Our results of operations are also affected by our ability to introduce new service offerings and expand and further penetrate our customer base. We are exploring new service offerings to capture existing and new market growth opportunities, including cross-border e-commerce, less-than-truckload logistics and backhaul trucking logistics of agricultural products. We also plan to expand our customer base across different segments and industries.

IMPACT OF COVID-19 ON OUR OPERATIONS AND FINANCIAL PERFORMANCE

Substantially all of our revenues and workforce are concentrated in China. In connection with the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. We temporarily closed our branch offices, sorting hubs and service outlets from late January to mid- to late February 2020 due to the COVID-19 outbreak, which resulted in a decline of parcel volume in January and February 2020, as compared with the same period in 2019. The measures and timelines for business resumption varied across different localities in the PRC, and our branch offices, sorting hubs and service outlets closed and opened in accordance with measures adopted by their respective local government authorities. We also experienced a temporary labor shortage in January and February 2020 which has caused delays in our delivery services. We have taken measures to reduce the impact of the COVID-19 outbreak, including strictly implementing self-quarantine and disinfection measures at our headquarters, sorting hubs and service outlets in accordance with government issued protocols. Consequently, the COVID-19 outbreak and any measures to combat the spread of the virus may adversely affect our business operations, financial condition and operating results for 2020, including but not limited to negative impact to our total revenues, costs and net profit. Our parcel volume was 714 million in January 2020 and 438 million in February 2020, representing a decrease of 9.1% and 14.2% year on year. Our parcel volume was 2,264 million and 2,374 million in the first quarter of 2019 and 2020 and was 3,107 million and approximately 4,595 million in the second quarter of 2019 and 2020, representing an increase of 4.9% and 47.9% year on year, respectively. Our parcel volume was 5,371 million and 6,970 million in the first half of 2019 and 2020, representing an increase 29.8% year on year. Our parcel volume accounts for 19.1% and 20.6% of the total express delivery parcel volume in China in 2019 and the first half of 2020, respectively. Our revenues, cost of revenues and net income were RMB3,915.9 million, RMB3,097.2 million and RMB371.0 million in the first quarter of 2020, respectively, representing a decrease of 14.4%, 6.6% and 45.6% as compared to the same period of 2019, respectively. We gradually resumed our operations since March 2020. Our revenues, cost of revenues and net income were RMB6,402.4 million, RMB4,633.3 million and RMB1,453.6 million in the second quarter of 2020, respectively, representing an increase of 18.0%, 26.8% and 6.5% as compared to the same period of 2019, respectively.

While we have resumed business operations and events related to the outbreak of and response to COVID-19 are expected to be temporary, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business

FINANCIAL INFORMATION

disruption and the related impact on our financial results and outlook for 2020 cannot be accurately estimated at this time.

As of June 30, 2020, we had cash and cash equivalents of RMB5,261.9 million (US$744.8 million) and short-term investments of RMB8,437.9 million (US$1,194.3 million). Our short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also "Risk Factors—Risks Related to Our Business and Industry—We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations."

KEY LINE ITEMS AND SPECIFIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Revenues

	Year Ended December 31,						Six Months Ended June 30,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
							(unaudited)
Express delivery services	12,173,690	93.2	15,400,080	87.5	19,606,214	88.7	8,823,274	88.3	8,947,074	1,266,376	86.7
Freight forwarding services	269,557	2.1	1,278,741	7.3	1,235,961	5.6	639,402	6.4	762,571	107,935	7.4
Sale of accessories	591,716	4.5	812,866	4.6	1,089,977	4.9	501,407	5.0	498,214	70,518	4.8
Others	25,110	0.2	112,764	0.6	177,794	0.8	33,588	0.3	110,451	15,633	1.1

Total revenues	13,060,073	100.0	17,604,451	100.0	22,109,946	100.0	9,997,671	100	10,318,310	1,460,462	100.0

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 90.4%, 87.5% and 86.4% of our total express delivery services revenues in 2017, 2018 and 2019, respectively, and 86.5% and 83.5% in the six months ended June 30, 2019 and 2020, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our express delivery services to such enterprise customers accounted for 9.6%, 12.5% and 13.6% of our total express delivery services revenues in 2017, 2018 and 2019, respectively, and 13.5% and 16.5% in the six months ended June 30, 2019 and 2020, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

FINANCIAL INFORMATION

In general, our parcel volume is affected by the various factors driving the growth of China's e-commerce industry, as we generate the majority of our parcel volume by having our network partners serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 6,219 million in 2017 to 12,121 million in 2019 and from 5,371 million in the six months ended June 30, 2019 to 6,970 million in the six months ended June 30, 2020.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

We recognize revenues from express delivery services over time as we perform the services. We act as the principal rather than the agent for express delivery service provided to enterprise customers based on analysis of our revenue arrangements using a control model. In the majority of our arrangements, we consider the pickup outlets operated by our network partners to be our customers. Our revenues recorded for those arrangements do not include the last-mile delivery fee because we act as an agent for last-mile delivery services and we are only arranging for services to be provided by the last-mile network partner.

We also provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd. and its subsidiaries, which we refer to as the COE Business, a freight forwarding and international logistics services provider in Hong Kong and Shenzhen. Revenue from freight forwarding services is recognized over time when services are rendered. Our freight forwarding revenue is primarily driven by our freight volume. We determine and periodically review and adjust our fee levels based on the prevailing market conditions, operating costs and service level.

Cost of Revenues

In addition to the level of network transit fees we charge our network partners, our profitability also depends on our ability to control our costs as we expand. Our cost of revenues mainly consists of (i) line-haul transportation cost, (ii) sorting hub cost, (iii) freight forwarding cost, (iv) cost of accessories

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sold, and (v) other costs. The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
							(unaudited)
Line-haul transportation cost	4,797,799	36.7	5,757,701	32.7	7,466,043	33.8	3,289,873	32.9	3,293,979	466,232	31.9
Sorting hub cost	2,438,754	18.7	3,197,667	18.2	4,109,338	18.6	1,844,970	18.5	2,220,035	314,225	21.5
Freight forwarding cost	260,429	2.0	1,239,439	7.0	1,209,523	5.5	628,397	6.3	704,273	99,683	6.8
Cost of accessories sold	366,859	2.8	491,722	2.8	544,166	2.5	276,057	2.8	186,958	26,462	1.8
Other costs	850,648	6.5	1,553,039	8.8	2,159,708	9.7	930,214	9.2	1,325,242	187,577	12.9

Total cost of revenues	8,714,489	66.7	12,239,568	69.5	15,488,778	70.1	6,969,511	69.7	7,730,487	1,094,179	74.9

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by self-owned fleet, (iii) employee compensation and other benefits for drivers of self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance costs of self-owned fleet. Total line-haul transportation cost accounted for 36.7%, 32.7% and 33.8% of our revenues in 2017, 2018 and 2019, respectively, and 32.9% and 31.9% in the six months ended June 30, 2019 and 2020, respectively. In 2019 and the six months ended June 30, 2020, we increased usage of self-owned fleet with an increasing number of higher-capacity trailer trucks, especially during the peak season, resulting in improved line-haul route planning and load rate, hence enhanced transportation cost efficiencies.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 18.7%, 18.2% and 18.6% of our revenues in 2017, 2018, and 2019, respectively, and 18.5% and 21.5% in the six months ended June 30, 2019 and 2020, respectively.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 2.8%, 2.8% and 2.5% of our revenues in 2017, 2018 and 2019, respectively, and 2.8% and 1.8% in the six months ended June 30, 2019 and 2020, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 62.0%, 60.5% and 49.9% in 2017, 2018 and 2019, respectively, and 55.1% and 37.5% in the six months ended June 30, 2019 and 2020, respectively. The decrease from 55.1% to 37.5% was mainly due to the increased use of lower-cost single-sheet thermal waybill paper starting in the second half of 2019. The cost of accessories sold grew slower than the sale of accessories.

Other costs, which mainly include (i) information technology related cost, (ii) dispatching costs paid to network partners associated with serving enterprise customers, and (iii) business tax surcharges, accounted for 6.5%, 8.8% and 9.7% of our revenues in 2017, 2018 and 2019, respectively, and 9.2% and 12.9% in the six months ended June 30, 2019 and 2020, respectively.

FINANCIAL INFORMATION

To maintain competitive pricing and enhance profit per parcel, we must continue to control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high capacity line-haul trucks to our self-owned fleet and a gradual shift to a direct shipping model by selected network partners, and labor costs can be contained through wider implementation of automated sorting equipment.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 6.0%, 6.9% and 7.0% of our revenues in 2017, 2018 and 2019, respectively, and 8.6% and 8.5% in the six months ended June 30, 2019 and 2020, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB40.7 million, RMB249.5 million and RMB316.7 million in 2017, 2018 and 2019, respectively, and RMB295.1 million and RMB264.2 million in the six months ended June 30, 2019 and 2020, respectively, which accounted for 0.3%, 1.4%, 1.4%, 3.0% and 2.6% of our revenues in the corresponding periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives.

RESULTS OF OPERATIONS

Comparison of Six Months Ended June 30, 2020 and 2019

Revenues

Our revenues increased by 3.2% to RMB10.3 billion (US$1.5 billion) in the six months ended June 30, 2020 from RMB10.0 billion in the six months ended 2019. The increase was mainly driven by growth in parcel volume to 6,970 million in the six months ended June 30, 2020 from 5,371 million in the six months ended June 30, 2019 as a result of growth in China's e-commerce market and an increase in our market share. It is also largely offset by a 20.5% decrease in unit price per parcel mainly from incremental volume incentives to provide extra support to the network partners in order to maintain competitiveness and to cope with the negative impact of the COVID-19 outbreak. Revenue from freight forwarding services increased 19.3% compared to the same period of 2019, mainly due to increased cross border e-commerce demand during the COVID-19 outbreak. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills printing, declined 0.6% due to use of lower-priced single-sheet digital waybill since the second half of 2019.

Cost of Revenues

Our total cost of revenues increased by 10.9% to RMB7.7 billion (US$1.1 billion) in the six months ended June 30, 2020 from RMB7.0 billion in the six months ended June 30, 2019. This increase primarily resulted from increases in sorting hub operating cost by RMB375.1 million (US$53.1 million) and other costs by RMB395.0 million (US$55.9 million).

Line-haul transportation cost.    Our line-haul transportation cost remained stable at RMB3.3 billion (US$466.2 million) in the six months ended June 30, 2020 as compared to RMB3.3 billion in the six months ended June 30, 2019. Our line-haul transportation cost remained stable because of, on the one hand, the increase in parcel volume and, on the other hand, (i) reduced toll road fee charges based on a national level waiver policy which took effect in mid-February and lasted through early May, (ii) higher usage of

FINANCIAL INFORMATION

self-owned line-haul vehicles with an increasing number of higher-capacity trailer trucks, and (iii) decrease in domestic diesel price due to the decline in global oil demand triggered by the COVID-19 outbreak. As a combined result of the foregoing factors, the line-haul transportation cost per parcel declined 22.8% to RMB0.47. As a percentage of revenues, line-haul transportation cost accounted for 31.9% of total revenues, a slight decrease from 32.9% in the same period of last year.

Sorting hub cost.    Our sorting hub cost increased by 20.3% to RMB2.2 billion (US$314.2 million) in the six months ended June 30, 2020 from RMB1.8 billion in the six months ended June 30, 2019. The increase was mainly due to (i) increased labor costs of RMB216.3 million (US$30.6 million) as a result of wage increases and the hiring of additional employees to support parcel volume growth, and (ii) an increase of RMB123.5 million (US$17.5 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment. As of June 30, 2020, 282 sets of automated sorting equipment have been installed and put into operation. The sorting hub cost per parcel decreased 7.3% to RMB0.32 mainly as a result of higher utilization of automation and the decrease in the percentage of outsourced temporary sorting workers, partially offset by the declined parcel volume in the first two months of 2020 where sorting hubs were forced to temporarily close down due to the COVID-19 outbreak until they gradually returned to operations in mid-to-late February.

Cost of accessories sold.    Our cost of accessories sold decreased by 32.3% to RMB187.0 million (US$26.5 million) in the six months ended June 30, 2020 from RMB276.1 million in the six months ended June 30, 2019. The decrease was mainly driven by the increased use of lower-cost single-sheet digital waybills since the second half of 2019.

Other costs.    Other costs increased to RMB1.3 billion (US$187.6 million) in the six months ended June 30, 2020 from RMB930.2 million in the six months ended June 30, 2019, primarily due to (i) an increase in costs associated with serving enterprise customers of RMB268.2 million (US$38.0 million) and (ii) an increase of RMB102.3 million (US$14.5 million) in information technology related cost.

Gross Profit

Our gross profit decreased by 14.5% to RMB2.6 billion (US$366.3 million) in the six months ended June 30, 2020 from RMB3.0 billion in the six months ended June 30, 2019. Our gross profit margin decreased to 25.1% in the six months ended June 30, 2020 from 30.3% in the six months ended June 30, 2019 and was primarily attributable to combined effects of 29.8% parcel volume growth and unit cost productivity gain of 14.5% partially offsetting overall unit price per parcel decline of 20.5% due to competition and the COVID-19 outbreak. The parcel volume growth resulted from growth in China's e-commerce market and an increase in our market share, although this overall growth was partially offset by a temporary decline in the first two months of 2020 due to the COVID-19 outbreak. Our cost productivity improved during the period primarily because of the continued adoption of cost efficient and innovative measures in transportation and sorting, such as the use of high-capacity trucks and automated sorting equipment. On the other hand, unit price per parcel declined as a result of both competition and the COVID-19 outbreak, which had a stronger impact than the foregoing two factors, resulting in a decline in gross profit margin.

Operating Expenses

Our total operating expenses decreased by 26.6% to RMB569.2 million (US$80.6 million) in the six months ended June 30, 2020 from RMB775.5 million in the six months ended June 30, 2019.

FINANCIAL INFORMATION

Selling, general and administrative expenses.    Our selling, general and administrative expenses increased slightly by 1.1% to RMB872.5 million (US$123.5 million) in the six months ended June 30, 2020 from RMB863.1 million in the six months ended June 30, 2019. The slight increase was primarily due to (i) an increase of RMB9.7 million (US$1.4 million) in depreciation and amortization expenses in connection with the newly built office buildings, and (ii) an increase of RMB9.5 million (US$1.3 million) in office expenses, partially offset by a decrease in share-based compensation expenses as the restricted share units we granted in 2017 under the 2016 Share Incentive Plan was fully amortized in the first quarter of 2020.

Other operating income, net.    We had a net other operating income of RMB303.3 million (US$42.9 million) in the six months ended June 30, 2020, compared to RMB87.6 million of net other operating income in the six months ended June 30, 2019. The increase is mainly comprised of (i) a VAT super deduction of RMB98.7 million, (ii) an increase in government subsidies of RMB67.8 million, and (iii) a tax rebate of RMB32.5 million.

Other Income and Expenses

Interest income.    Interest income decreased to RMB240.5 million (US$34.0 million) in the six months ended June 30, 2020 from RMB290.9 million in the six months ended June 30, 2019, primarily due to the decreased amount of cash and interest-earning bank deposits.

Interest expense.    Our interest expense increased to RMB9.4 million (US$1.3 million) in the six months ended June 30, 2020 from nil in the six months ended June 30, 2019, primarily due to the short-term bank borrowings in the first half of 2020.

Foreign currency exchange gain/(loss).    Our foreign currency exchange changed from a loss of RMB3.7 million in the six months ended June 30, 2019 to a gain of RMB19.0 million (US$2.7 million) in the six months ended June 30, 2020 mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi in the period.

Income Tax Expense

Our income tax expense was RMB428.1 million (US$60.6 million) in the six months ended June 30, 2020, representing a decrease of 10.9% from RMB480.7 million in the six months ended June 30, 2019, mainly due to the decrease of profit before tax. Our effective tax rate in the six months ended June 30, 2020 was 18.9%, compared to 18.9% in the six months ended June 30, 2019.

Net Income

As a result of the foregoing, our net income decreased to RMB1.8 billion (US$258.2 million) in the six months ended June 30, 2020 from RMB2.0 billion in the six months ended June 30, 2019.

NON-GAAP MEASURES

We use adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here do not have a standardized meaning prescribed by GAAP and may not be comparable to similarly titled measures

FINANCIAL INFORMATION

presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents net income (which excludes depreciation, amortization, interest expense and income tax expense) before (i) share-based compensation expense; (ii) impairment of investment in equity investee; (iii) unrealized gain from investment in equity investee; and (iv) gain/(loss) on disposal of equity investees and subsidiary, before income taxes.

Adjusted net income represents net income before (i) share-based compensation expense; (ii) impairment of investment in equity investee; (iii) unrealized gain from investment in equity investee; and (iv) gain/(loss) on disposal of equity investees and subsidiary, net of income taxes.

Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we granted under the Share Incentive Plans. Impairment of investment in equity investee and unrealized gain from investment in equity investee represent non-recurring and non-cash items, and gain/(loss) on disposal of equity investees and subsidiary, before income taxes represents non-recurring items, which have little analytical or predictive value and are generally not meaningful in evaluating the performance of our businesses.

We believe that, by excluding such non-cash items or/and non-recurring items, the non-GAAP financial measures help identify the trends underlying core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors' assessment of operating results, enhance the overall understanding of past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

FINANCIAL INFORMATION

The table below sets forth a reconciliation of our net income to adjusted EBITDA for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net Income	3,158,900	4,387,912	5,671,267	2,046,741	1,824,544	258,247

Add:
Depreciation	522,853	809,005	1,210,040	554,832	801,006	113,375
Amortization	37,512	44,713	54,526	25,969	33,250	4,706
Interest expense	15,668	780	—	—	9,426	1,334
Income tax expense	646,361	929,133	1,078,295	480,661	428,074	60,590

EBITDA	4,381,294	6,171,543	8,014,128	3,108,203	3,096,300	438,252
Add:
Share-based compensation expense	40,725	249,478	316,666	295,065	264,154	37,388
Impairment of investment in equity investee	30,000	—	56,026	—	—	—
Less:
Unrealized gain from investment in equity investee	—	—	754,468	—	—	—
Gain/(loss) on disposal of equity investees and subsidiary, before income taxes	—	562,637	(2,860)	(529)	—	—

Adjusted EBITDA	4,452,019	5,858,384	7,635,212	3,403,797	3,360,454	475,640

FINANCIAL INFORMATION

The table below sets forth a reconciliation of our net income to adjusted net income for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net Income	3,158,900	4,387,912	5,671,267	2,046,741	1,824,544	258,247

Add:
Share-based compensation expense	40,725	249,478	316,666	295,065	264,154	37,388
Impairment of investment in equity investee	30,000	—	56,026	—	—	—
Less:
Unrealized gain from investment in equity investee	—	—	754,468	—	—	—
Gain/(loss) on disposal of equity investees and subsidiary, net of income taxes	—	436,277	(2,860)	(529)	—	—

Adjusted net income	3,229,625	4,201,113	5,292,351	2,342,335	2,088,698	295,635

FINANCIAL INFORMATION

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	3,630,684	4,404,051	6,304,186	2,626,074	1,430,061	202,415
Net cash provided by/(used in) investing activities	(8,294,547)	(12,872,633)	(3,664,213)	2,394,117	(1,812,554)	(256,552)
Net cash provided by/(used in) financing activities	(1,061,558)	7,042,122	(1,982,306)	(2,507,052)	362,952	51,372
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(424,000)	275,680	(3,207)	(23,430)	19,460	2,754
Net increase/(decrease) in cash, cash equivalents and restricted cash	(6,149,421)	(1,150,780)	654,460	2,489,709	(81)	(11)
Cash, cash equivalents and restricted cash at beginning of period	11,923,155	5,773,734	4,622,954	4,622,954	5,277,414	746,969
Cash, cash equivalents and restricted cash at end of period	5,773,734	4,622,954	5,277,414	7,112,663	5,277,333	746,958

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2017, 2018 and 2019 and June 30, 2020, our cash and cash equivalents, restricted cash and short-term investments were RMB11.0 billion, RMB18.2 billion, RMB16.4 billion and RMB13.7 billion (US$1.9 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents (a) cash received from network partners that was immediately restricted for use until the final delivery of parcel to the recipients; and (b) secured deposits held in designated bank accounts for issuance of bank acceptance notes, letters of guarantee for short-term borrowing and international forwarding services. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of June 30, 2020, approximately 52.7% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 41.3% of our cash and cash equivalents, restricted cash and short-term investments were held by us and denominated in Renminbi.

FINANCIAL INFORMATION

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through our contractual arrangements with our VIE. See "History and Corporate Structure." For restrictions and limitations on our liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure." In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

In utilizing the proceeds we receive from the Global Offering and other cash received from subsequent transactions that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC operating entities, make loans to our PRC operating entities, or acquire offshore entities with business operations in China in offshore transactions. Most of these uses are subject to PRC regulations and approvals.

Operating Activities

Net cash provided by operating activities in the six months ended June 30, 2020 was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB9.6 billion (US$1.4 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB6.5 billion (US$924.3 million); (ii) cash flow in interest income of RMB223.1 million (US$32.0 million); (iii) cash in subsidy of RMB272.5 million (US$38.6 million); (iv) RMB1.6 billion (US$219.7 million) paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB498.1 million (US$70.5 million); and (vi) RMB83.1 million (US$12.0 million) of other administrative costs.

Investing Activities

Net cash used in investing activities in the six months ended June 30, 2020 was primarily due to (i) purchase of short-term investment products of RMB3.3 billion (US$469.9 million), while maturity of short-term investment products amounted to RMB6.1 billion (US$866.5 million); (ii) purchase of property and equipment of RMB2.6 billion (US$370.2 million), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights in an amount of RMB1.4 billion (US$194.2 million); (iv) purchase of long-term investment of RMB434.0 million (US$61.4 million); and (v) payment for equity method investments of RMB206.6 million (US$29.2 million).

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2020 was RMB363.0 million (US$51.4 million), which was mainly attributable to the following factors: (i) proceeds of short-term borrowings in an amount of RMB1.7 billion (US$239.2 million) which the Company undertook to take advantage of the interest rate cut by People's Bank of China; and (ii) payment of dividends of RMB1.3 billion (US$188.4 million).

FINANCIAL INFORMATION

CAPITAL EXPENDITURES

In connection with the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we paid an aggregate of approximately RMB2.8 billion, RMB4.0 billion, RMB5.2 billion and RMB4.0 billion (US$564.4 million) in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively, for the purchases of property and equipment and purchases of land use rights. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our Global Offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2020:

	Payment Due by Period
	Total		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments(1)	803,497	113,728	261,118	272,817	131,959	137,603
Investment commitments(2)	98,800	13,984	—	98,800	—	—
Capital commitments(3)	3,219,310	455,664	—	—	—	—

Total	4,121,607	583,376	261,118	371,617	131,959	137,603

(1)
We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. During 2017, 2018, 2019 and the six months ended June 30, 2020, we incurred RMB195.2 million, RMB271.6 million, RMB300.7 million and RMB169.1 million (US$23.9 million) of such expenses, respectively.

(2)
We were obligated to pay RMB98.8 million (US$14.0 million) for certain investment in equity investees as of June 30, 2020 with payment due within three years.

(3)
Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. All of these capital commitments will be fulfilled based on the construction progress.

As of June 30, 2020, we had outstanding principal amount of short-term bank borrowings of RMB1.7 billion (US$239.2 million), which were unsecured and unguaranteed. During the first half of 2020, we entered into bank loan contracts with several banks with an aggregate amount of RMB1.7 billion (US$239.2 million). The weighted average interest rate of borrowings drawn was 3.00% for six months ended June 30, 2020. There are some financial covenants including asset-liability ratio being less than 65% and current ratio being not less than 0.8 related to one of the loan contracts and we were in compliance of those financial covenants as of June 30, 2020. As of June 30, 2020, we also had operating lease liabilities amounting to RMB660.6 million (US$93.5 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

As of June 30, 2020 and the Latest Practicable Date, save as disclosed in the Accountants' Report in Appendix I to this document, we did not have significant contingent liabilities.

As of June 30, 2020, save as disclosed in this subsection and "—Tabular Disclosure of Contractual Obligations," we did not have any bank overdrafts, loans and other similar indebtedness, liabilities under

FINANCIAL INFORMATION

acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.

Save as disclosed above, since the Latest Practicable Date and up to the date of this document, there has not been any material and adverse change in our indebtedness and contingent liabilities. Our directors do not foresee any potential difficulty in obtaining bank facilities should the need arise.

WORKING CAPITAL

We recorded net current assets of RMB8,231.8 million, RMB16,092.6 million, RMB13,417.3 million and RMB9,039.8 million (US$1,279.5 million), respectively, as of December 31, 2017, 2018 and 2019 and June 30, 2020. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,			As of June 30,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Current Assets:
Cash and cash equivalents	5,425,024	4,622,554	5,270,204	5,261,920	744,776
Restricted cash	348,710	400	7,210	1,300	184
Accounts receivable, net	287,835	596,995	675,567	628,466	88,954
Financing receivables, net	64,030	517,983	511,124	471,837	66,784
Short-term investments	5,224,559	13,599,852	11,113,217	8,437,887	1,194,305
Inventories	34,231	43,813	43,845	64,152	9,080
Advances to suppliers	263,574	337,874	438,272	631,220	89,343
Prepayments and other current assets	719,983	1,507,996	1,964,506	2,239,249	316,945
Amounts due from related parties	9,900	6,600	74,312	81,529	11,540

Total current assets	12,377,846	21,234,067	20,098,257	17,817,560	2,521,911

Current Liabilities:
Short-term bank borrowing	250,000	—	—	1,690,000	239,204
Accounts payable	889,139	1,311,807	1,475,258	1,105,673	156,498
Advances from customers	258,965	436,710	1,210,887	1,208,970	171,119
Income tax payable	221,926	405,683	80,272	166,035	23,501
Amounts due to related parties	114,913	132,216	38,943	23,101	3,270
Operating lease liabilities	—	—	298,728	240,240	34,004
Acquisition consideration payable	130,004	19,581	22,942	22,942	3,247
Dividends payable	—	1,699	1,629	334,313	47,319
Notes payable	—	—	—	496,200	70,232
Other current liabilities	2,281,067	2,833,769	3,552,288	3,490,285	494,015

Total current liabilities	4,146,014	5,141,465	6,680,947	8,777,759	1,242,409

Net current assets	8,231,832	16,092,602	13,417,310	9,039,801	1,279,502

For a detailed discussion on our cash position, being the balance sheet item that has material impact on our liquidity, as well as material changes in the various working capital items, see "—Liquidity and Capital Resources."

FINANCIAL INFORMATION

Taking into account cash and cash equivalents on hand, our operating cash flows, the available revolving lines of bank facilities, and the estimated net proceeds available to us from the Global Offering, our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2020, we had RMB8.0 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB0.8 billion in our cash and cash equivalents, restricted cash and short-term investment.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

FINANCIAL INFORMATION

Commodity Price Risk

Our exposure to commodity price risk primarily relates to fuel prices in connection with our line-haul transportation. The price and availability of fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, global politics and other factors. Historically, we have not experienced significant pricing pressure in connection with fuel price fluctuation. In the event of significant fuel price rise, our transportation expenses may rise and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers in the form of service surcharges.

CRITICAL ACCOUNTING POLICIES

Financing Receivables, Net of Allowance

Financing receivables are primarily generated from the financial services we provided to qualified network partners. Financing receivables are recorded at the principal net of allowance for credit losses and include accrued interest receivable as of the balance sheet date. The financing periods granted by us to the borrowers generally range from 1 to 36 months.

Allowance relating to financing receivables represents our best estimate of the losses inherent in the outstanding portfolio of financing receivables. After the adoption of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, on January 1, 2020 using the modified retrospective transition method, we have developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers' operating results, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the condensed consolidated financial statements.

We had a financing receivables balance of RMB64.0 million, RMB518.0 million, RMB1,060.9 million and RMB1,712.5 million as of December 31, 2017, 2018 and 2019 and June 30, 2020. No default occurred during the Track Record Period.

The table below sets forth the maturity profiles of our financing receivables before provision of credit losses as of June 30, 2020.

	June 30, 2020	Within one year	One to two years	Two to three years
Total Balance (RMB in thousands)	1,736,119	478,400	950,570	307,150
Percentage of Total Balance	100%	28%	55%	17%

Impairment Assessment on Long-Lived Assets and Goodwill

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. We measure the carrying amount of a long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, and significant assumptions such as future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may be different from actual results. No impairment charge

FINANCIAL INFORMATION

was recognized for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020.

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Prior to January 1, 2020, based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, we performed a two-step test to determine the amount of goodwill impairment. In Step 1, we compare the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, we perform Step 2 and compare the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss.

We had two reporting units for purposes of allocating, testing goodwill for the years ended December 31, 2017, 2018 and 2019, and the six months ended June 30, 2020. We conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, we considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price and actual revenue performance compared to previous years. Based on the results of the qualitative assessment completed as of December 31, 2017, 2018 and 2019, and June 30, 2020, there were no indicators of impairment. Therefore, no impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020.

DIVIDEND POLICY

Our board of directors has complete discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either a profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

On March 13, 2020, the board of directors approved a special dividend of US$0.3 per ADS for 2019, to be paid to shareholders of record as of the close of business on April 8, 2020. We have paid US$188.1 million during the six months ended June 30, 2020.

Unless otherwise disclosed in "Risk Factors" and "Financial Information", we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most of our available funds and any future earnings to operate and expand our business.

FINANCIAL INFORMATION

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulations—Regulations on Dividend Distribution."

If we pay any dividends, on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated/supplemental information on our directors and senior management since the filing of our 2019 Form 20-F.

OVERVIEW

The following table sets forth information regarding our directors and senior management.

Name	Age	Position/Title	Date of appointment	Year of joining our Group
Directors(1)
Meisong Lai	49	Founder, Chairman of the board of directors and Chief Executive Officer	May 2013	2002
Jianfa Lai	51	Director and Vice President of Operations	May 2013	2002
Jilei Wang	54	Director and Vice President of Infrastructure Management	May 2013	2012
Lin Wan	45	Non-executive director	June 2018	2018
Xing Liu	49	Non-executive director(2)	May 2013	2013
Frank Zhen Wei	48	Independent director(3)	August 2015	2015
Qin Charles Huang	50	Independent director(3)	October 2016	2016
Herman Yu	50	Independent director(3)	October 2016	2016
Tsun-Ming (Daniel) Kao	54	Independent director(3)	October 2017	2017
Senior Management
Hongqun Hu	51	Chief Operating Officer	June 2017	2017
Huiping Yan	54	Chief Financial Officer	May 2018	2018
Jianchang Lai	49	Vice President of Overseas Operations	September 2016	2002
Jingxi Zhu	39	Vice President of Information Technology	September 2016	2003
Jianfeng Zhang	37	Vice President of Public Relations	February 2016	2016

Notes:

(1)
Our board consists of nine directors, including five independent directors. See "—Board Practices" for the functions and duties of our board. Our board is responsible for exercising other powers, functions and duties in accordance with the Articles of Association, and all applicable laws, including the Hong Kong Listing Rules.

(2)
Xing Liu is our independent director under applicable U.S. regulations, but does not meet all of the independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules and, accordingly, is considered a non-executive director under the Hong Kong Listing Rules.

(3)
Save for Xing Liu as noted in note 2 above, our independent directors under applicable U.S. regulations are also independent non-executive directors for the purpose of the Hong Kong Listing Rules. We have determined that Herman Yu qualifies as an "audit committee financial expert" under the applicable rules of the SEC and has the appropriate professional accounting or financial management experience.

DIRECTORS AND SENIOR MANAGEMENT

BIOGRAPHIES

Our Directors

Mr. Meisong Lai is our founder and has served as chairman of our board of directors since May 2013 and chief executive officer since our inception. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China's express delivery industry and has been deeply involved in the industry for over 15 years. Mr. Lai has attended the "Lakeside University" in China, a senior executive training program founded by Jack Ma, founder and chairman of Alibaba. Mr. Meisong Lai is a brother-in-law to Mr. Jianchang Lai, who is a cousin to Mr. Jianfa Lai.

Mr. Jianfa Lai has served as our director since May 2013, executive vice president in charge of our overall daily management from our inception to August 2016 and vice-president of operations since May 2018. From October 2016 to April 2018, Mr. Jianfa Lai served as the executive director and manager of ZTO Supply Chain Management Co. Ltd., an equity investee of us which is engaged in the provision of less-than-truckload transportation services in China. From April 2018 to June 2018, Mr. Jianfa Lai served as chairman and manager of ZTO Supply Chain Management Co. Ltd. and has since June 2018 served as chairman of ZTO Supply Chain Management Co. Ltd.. Mr. Jianfa Lai is attending the executive MBA program at Fudan University in China. Mr. Jianfa Lai is a cousin to Mr. Jianchang Lai, who is a brother-in-law to Mr. Meisong Lai.

Mr. Jilei Wang has been our director since May 2013 and has served as our vice president of infrastructure management since October 2012. From October 2009 to March 2012, Mr. Wang served as a deputy general manager of Beijing ZTO Daying Logistics Co., Ltd., our then network partner in Beijing.

Mr. Lin Wan has been our director since June 2018. Mr. Wan has served as the president of Cainiao Network since January 2017 and was vice president of Cainiao Network from June 2014 to January 2017. Prior to joining Cainiao Network, Mr. Wan worked at Amazon.com Inc (NASDAQ: AMNZ) from June 2005 to May 2014, including as director of research scientist. Mr. Wan has served as a director of YTO Express Group Co., Ltd. (SSE: 600233) since April 2018 and as a director of BEST Inc. (NYSE: BEST) since March 2018. Mr. Wan received a Ph.D. in operations research & industrial engineering from The University of Texas at Austin in May 2005.

Mr. Xing Liu has served as our director since May 2013. Mr. Liu is currently a partner of Sequoia Capital China, which he joined in May 2007. Mr. Liu has served as an independent director of Vipshop Holdings Limited (NYSE: VIPS) ("Vipshop") since January 2011 and as a non-executive director of China Renaissance Holdings Limited (HKEX: 1911) since June 2020. Mr. Liu served as an independent non-executive director of China Online Education Group (NYSE: COE) from July 2014 to April 2019. Mr. Liu received a MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master 's degree in computer engineering from Syracuse University in December 1995, and graduated from Fudan University in July 1992 with a major in management information systems.

Mr. Zhen Wei, also known as Mr. Frank Zhen Wei has been our director since August 2015. Mr. Wei joined Warburg Pincus Asia LLC in November 2002, and has been serving as a managing director since January 2010 and co-head of China since January 2016, and now leads investments in the consumer, healthcare and financial services sectors in China. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei was a non-executive director of AAG Energy Holdings Limited (HKEX: 2686) from January 2015 to August 2018 and has been a non-executive director of CAR Inc. (HKEX: 699) since January 2016. Mr. Wei received a master 's degree in business administration from

DIRECTORS AND SENIOR MANAGEMENT

Harvard Business School in June 2002 and a bachelor's degree in science from the University of Texas at Austin in May 1995.

Mr. Qin Charles Huang became our director in October 2016. Mr. Huang is the chairman and chief executive officer of CEG (Asia) Limited (also known as China Education Group), an education services provider for students, executives and professionals in Greater China and has been a director since its inception in 1999. Mr. Huang has served on the board of directors of Sohu.com Inc. (NASDAQ: SOHU) since 2001. Mr. Huang previously held positions at Deutsche Bank, New York and Hong Kong, including as head of Asian securitisation, and has also served as senior vice president of Prudential Securities Inc., New York. He received a master of science degree in electrical engineering and computer science from the Massachusetts Institute of Technology in September 1990. Mr. Huang is also a Chartered Financial Analyst.

Mr. Herman Cheng-Chun Yu became our director in October 2016. Mr. Yu has served as chief financial officer of Baidu, Inc., a NASDAQ-listed company (NASDAQ: BIDU) since September 2017. Prior to that, Mr. Yu served as the chief financial officer of Weibo Corporation, a social media company (NASDAQ: WB) from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corporation, a portal (NASDAQ: SINA) from September 2004 to March 2015, with the last eight years as chief financial officer. Mr. Yu was a non-executive director of Tian Ge Interactive Holdings Limited (HKEX: 1980) from March 2014 to January 2018 and a director of Trip.com Group Ltd (formerly Ctrip.com International, Ltd.) (NASDAQ: CTRP) from October 2017 to October 2019. Mr. Yu currently serves on the board of directors of 58.com Inc. (NYSE: WUBA), an online classified listing company. Mr. Yu, a California Certified Public Accountant, received his bachelor 's degree in economics from the University of California, Santa Cruz in June 1992, and master 's degree in accounting from the University of Southern California in May 1993.

Mr. Tsun-Ming Kao, also known as Mr. Tsun-Ming (Daniel) Kao has been our director since October 2017. Mr. Kao has long-standing industry experience in leading e-Commerce and Internet companies in the U.S. and China. Mr. Kao has served as the chief technology officer at Vipshop (NYSE: VIPS) since April 2019. Prior to that, Mr. Kao served as the chief technology officer at Shanghai Noah Information Technology Co., Ltd. (an affiliate of Noah Holdings Limited (NYSE: NOAH)) from January 2018 to April 2019. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) from June 2012 to October 2016. Before joining Vipshop, Mr. Kao was an employee of eBay Inc. (NASDAQ: EBAY) ("eBay") and was assigned to work at eBay e-Commerce Technology Operations (Shanghai) Co., Ltd. as general manager and board director of China Operations Center from January 2010 to April 2012. Earlier in his career, he worked at eBay as a principal software engineer and software development manager for seven years. Mr. Kao received a bachelor 's degree in computer science from Iowa State University in August 1995.

Our Senior Management

Mr. Hongqun Hu has served as our chief operating officer since June 2017. Mr. Hu has thirty years of experience in the financial services industry. Prior to joining us, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from March 2016 to May 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from March 2008 to March 2016, respectively. Mr. Hu graduated from the advanced class in modern executive business administration from Zhejiang University in China in January 2006 and graduated from Ningbo University in China with a major in finance in July 2003.

Ms. Huiping Yan has served as our chief financial officer since May 2018 and was our vice president of finance from January 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the Chief Financial Officer of a number of Chinese TMT and hospitality companies

DIRECTORS AND SENIOR MANAGEMENT

including two years at Cainiao Network, the logistics arm of Alibaba (NYSE: BABA), and over four years at Home Inns, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at General Electric Company (GE) in both the U.S. and Asia, serving in a number of key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan studied at Shanghai International Studies University, where she majored in English literature and linguistics and received a bachelor 's degree in business administration with an accounting major from Hawaii Pacific University in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).

Mr. Jianchang Lai has been our vice president of overseas operations since September 2016. Mr. Lai was our director from January 2014 to September 2016 and our head of network partner management since our inception to September 2016. Mr. Jianchang Lai is a brother-in-law to Mr. Meisong Lai, and a cousin to Mr. Jianfa Lai.

Mr. Jingxi Zhu has been our head of information technology since July 2003 and has served as a vice president of information technology since September 2016. From January 2014 to September 2016, Mr. Zhu was also our director. Mr. Zhu graduated from Nanjing Army Command College in China with a major in economics and management in June 2014 (partially through long distance learning) and from Yancheng Teachers University in China with a major in electrified education in June 2003.

Mr. Jianfeng Zhang has served as our vice president of public relations since February 2016. Mr. Zhang served as Assistant Director of the News & Information Center of Xinhua News Agency Shanghai Bureau from June 2012 to February 2016 and Deputy Director of the Image Center of Xinhua News Agency Shanghai Bureau from August 2010 to February 2016. Mr. Zhang received a master 's degree in business administration from Arizona State University in December 2017, a master 's degree in arts from Renmin University in China in June 2012 and a bachelor 's degree in law from Shanghai International Studies University in China in July 2006.

COMPENSATION

Compensation of Directors and Executive Officers

For each of the three years ended December 31, 2019, we paid and accrued an aggregate of fees, salaries and benefits (excluding equity-based grants) of approximately RMB13.4 million, RMB13.9 million and RMB13.0 million, respectively, in cash to our directors and senior managers as a group, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For equity-based grants to our directors and executive officers, see "—Share incentive plans."

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning certain of our major shareholders subsequent to the filing of our 2019 Form 20-F.

Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2020 by:

•
each of our directors and executive officers; and

•
each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 577,794,733 Class A ordinary shares and 206,100,000 Class B ordinary shares outstanding as of June 30, 2020, excluding (i) 7,447,313 Class A ordinary shares issued and reserved for the purpose of our employee shareholding platform, the holder of which has waived all shareholder rights attached to those shares, and (ii) the Company's repurchase of 12,209,069 Class A ordinary shares in the form of ADSs. No shareholder rights (such as voting rights and rights to dividends) can be exercised in connection with these excluded shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of

MAJOR SHAREHOLDERS

any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power
Directors and Executive Officers:†**
Meisong Lai(1)	7,608,313	206,100,000	213,708,313	27.3	78.4
Jianfa Lai(2)	66,587,959	—	66,587,959	8.5	2.5
Jilei Wang(3)	50,305,429	—	50,305,429	6.4	1.9
Lin Wan	—	—	—	—	—
Xing Liu	*	—	*	*	*
Frank Zhen Wei	*	—	*	*	*
Qin Charles Huang	*	—	*	*	*
Herman Yu	*	—	*	*	*
Tsun-Ming (Daniel) Kao	*	—	*	*	*
Hongqun Hu	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Jianfeng Zhang	*	—	*	*	*
Huiping Yan	*	—	*	*	*
All Directors and Executive Officers
as a Group	128,875,046	206,100,000	334,975,046	42.7	83.0
Principal Shareholders:
Zto Lms Holding Limited(4)	3,116,420	206,100,000	209,216,420	26.7	78.2
Alibaba Group Holding Limited(5)	68,287,037	—	68,287,037	8.7	2.6
Zto Ljf Holding Limited(6)	66,554,361	—	66,554,361	8.5	2.5
Zto Wjl Holding Limited(7)	50,185,429	—	50,185,429	6.4	1.9

Notes:

†
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*
Less than 1% of our total outstanding ordinary shares.

**
Except for Messrs. Xing Liu, Frank Zhen Wei, Qin Charles Huang, Tsun-Ming (Daniel) Kao, Herman Yu and Lin Wan, the business address of our directors and executive officers is c/o No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People's Republic of China. The business address of Mr. Xing Liu is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Frank Zhen Wei is Suite 6703, Two IFC, 8 Finance Street, Hong Kong. The business address of Mr. Qin Charles Huang is Suite 1804, Tower 1, Admiralty Centre, Hong Kong. The business address of Mr. Tsun-Ming (Daniel) Kao is 20 Huahai Street, Liwan District, Guangzhou 510370, China. The

MAJOR SHAREHOLDERS

  business address of Mr. Herman Yu is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China. The business address of Mr. Lin Wan is c/o 588 West Wenyi Road, Xihu District, Hangzhou 310000, China.

(1)
Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, (ii) 3,116,420 ADSs of the Company (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 1,439,666 of which were vested from restricted share units held by Mr. Meisong Lai, and (iii) 4,491,893 Class A ordinary shares held by ZTO ES for purpose of our employee shareholding platform. Zto Lms Holding Limited is a British Virgin Islands company ultimately owned by The LMS Family Trust, with Mr. Meisong Lai as the settlor and Mr. Meisong Lai and his family members as beneficiaries, as described in footnote (4) below. We granted rights to receive dividends on, and to receive sale proceeds of, those 4,491,893 Class A shares held by ZTO ES to certain of our employees. ZTO ES remains the record holder of those shares and retains the voting rights with respect to those shares. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. Mr. Meisong Lai is the sole director of ZTO ES.

(2)
Represents (i) 60,000,000 Class A ordinary shares held by Zto Ljf Holding Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A ordinary shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited's obligations under the loan agreement and (iii) 554,361 Class A ordinary shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai and (iv) 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a British Virgin Islands company ultimately owned by The LJF Family Trust, with Mr. Jianfa Lai as the settlor and Mr. Jianfa Lai and his family members as beneficiaries, as described in footnote (6) below. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai has the power to direct the sale of those 33,598 Class A ordinary shares held by ZTO ES.

(3)
Represents (i) 44,800,000 Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A ordinary shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited's obligations under the loan agreement, (iii) 185,429 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited and vested from restricted share units held by Mr. Jilei Wang and (iii) 120,000 Class A ordinary shares held by ZTO ES. Zto Wjl Holding Limited is a British Virgin Islands company ultimately owned by The WJL Family Trust, with Mr. Jilei Wang as the settlor and Mr. Jilei Wang and his family members as beneficiaries, as described in footnote (7) below. Mr. Jilei Wang is the sole director of Zto Wjl Holding Limited. Mr. Wang has the power to direct the sale of those 120,000 Class A ordinary shares held by ZTO ES.

(4)
Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, and (ii) 3,116,420 ADSs of the Company (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 1,439,666 of which were vested from restricted share units held by Mr. Meisong Lai. Zto Lms Holding Limited is a British Virgin islands company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong Lai is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong Lai and his family members. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. The registered address of Zto Lms Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

MAJOR SHAREHOLDERS
(5)
Represents 68,287,037 Class A ordinary shares beneficially owned by Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands ("Alibaba"), which consist of (i) 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited ("Ali ZT"), an exempted company incorporated under the laws of Hong Kong, (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited ("Cainiao Smart"), a company organized under the laws of the British Virgin Islands, and (iii) 4,629,630 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited ("NRF"), a company organized under the laws of the Cayman Islands, as reported in a Schedule 13D jointly filed by Alibaba, Ali ZT, Cainiao Smart and NRF on June 21, 2018. Alibaba is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services. Ali ZT is an indirect wholly-owned special purpose subsidiary of Alibaba. Cainiao Smart is a majority owned indirect subsidiary of Alibaba. New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership ("NRSF"), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership ("NRSF GP"), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Alibaba, is the general partner of NRSF GP. Alibaba is deemed to be the beneficial owner of the 68,287,037 Class A ordinary shares held by Ali ZT, Cainiao Smart and NRF. The business address of Alibaba, Ali ZT and NRF is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address of Cainiao Smart is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, China.

(6)
Represents (i) 60,000,000 Class A ordinary shares held by Zto Ljf Holding Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A ordinary shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited's obligations under the loan agreement and (iii) 554,361 Class A ordinary shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai. Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa Lai is the settlor of the LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa Lai and his family members. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. The registered address of Zto Ljf Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)
Represents (i) 44,800,000 Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A ordinary shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited's obligations under the loan agreement, and (iii) 185,429 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited and vested from restricted share units held by Mr. Jilei Wang. Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei Wang is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei Wang and his family members. Mr. Jilei Wang is the sole director of Zto Wjl Holding Limited. The registered address of Zto Wjl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road

MAJOR SHAREHOLDERS

  Town, Tortola, British Virgin Islands. To our knowledge, as of June 30, 2020, 391,171,050 (approximately 49.9%) of our ordinary shares in the form of ADSs (including the 12,209,069 Class A ordinary shares in the form of ADSs repurchased by us) were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

To our knowledge, as of June 30, 2020, 391,171,050 (approximately 49.9%) of our ordinary shares in the form of ADSs (including the 12,209,069 Class A ordinary shares in the form of ADSs repurchased by us) were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

RELATED PARTY TRANSACTIONS

The following section sets forth updated information concerning related party transactions subsequent to the filing of our 2019 Form 20-F.

OTHER TRANSACTIONS WITH RELATED PARTIES

Tonglu Tongze.    As at December 31, 2019, certain of our employees beneficially owned a majority of equity interest in Tonglu Tongze. We treat transaction with Tonglu Tongze as our related party transaction. We incurred approximately RMB479.1 million (US$67.8 million) and approximately RMB140.1 million (US$19.8 million) of transportation service fees to Tonglu Tongze and its subsidiaries in 2019 and the first six months of 2020 respectively. As of June 30, 2020, we had approximately RMB1.3 million (US$0.2 million) prepayment to Tonglu Tongze and its subsidiaries for transportation service.

Shanghai Mingyu.    Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman's brother. We incurred approximately RMB212.5 million (US$30.1 million) and approximately RMB80.2 million (US$11.4 million) for purchases of supplies from this company in 2019 and in the first six months of 2020 respectively. As of June 30, 2020, we had approximately RMB21.1 million (US$3.0 million) due to this company.

Shanghai Kuaibao.    Shanghai Kuaibao Network Technology Ltd. is our equity investee. In 2019, we derived approximately RMB2.9 million (US$0.4 million) of advertising revenue from this company.

ZTO LTL.    In November 2016, we invested RMB54.0 million in ZTO Supply Chain Management Co., Ltd. ("ZTO LTL") for 18% equity interest. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of our Company. In September 2017, we increased investment in ZTO LTL by RMB36.0 million to maintain our equity interest in ZTO LTL at 18%. In July 2018, we made an additional investment in ZTO LTL of RMB130.2 million (US$19.0 million) in cash, jointly with other investors, and our equity interest in ZTO LTL decreased to 17.7%. In May 2020, we contributed additional investment in ZTO LTL of RMB90.2 million (US$12.7 million) in cash, jointly with other investors, and our equity interest in ZTO LTL further decreased to 17.3%. We incurred approximately RMB63.8 million (US$9.2 million) and approximately RMB42.2 million (US$6.0 million) of transportation service fees to ZTO LTL and derived approximately RMB18.0 million (US$2.5 million) and approximately RMB11.2 million (US$1.6 million) of rental income from ZTO LTL in 2019 and the first half of 2020 respectively. As of June 30, 2020, we had approximately RMB1.9 million (US$0.3 million) of accounts due to ZTO LTL for transportation service.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2019 Form 20-F.

REGULATIONS RELATING TO FOREIGN INVESTMENT

Industry Catalogue Relating to Foreign Investment.    The MOFCOM and the NDRC jointly promulgated the Negative List for Foreign Investment Access, or the Negative List, on June 23, 2020, which became effective on July 23, 2020, and the Catalogue of Industries for Encouraging Foreign Investment (2019 Edition), or the Catalogue, on June 30, 2019, which became effective on July 30, 2019. The Catalogue and the Negative List set forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

We are mainly engaged in express delivery services, which may involve domestic express delivery services of mail. According to the Negative List, foreign investments in domestic express delivery services of mail are prohibited. Therefore, we provide domestic express delivery services of mail through our consolidated affiliated entities in China.

Our PRC subsidiaries also operate in certain industries which fall into the encouraged category, such as road transportation and technical support and consulting services. Our subsidiary Shanghai Zhongtongji Network is registered in accordance with PRC law and mainly engages in technical support and consulting services, which are encouraged under the Catalogue.

Foreign Investment Law and Regulations.    The FIL also provides that the State establishes a foreign investment information report system. Foreign investors or the foreign investment enterprise shall submit investment information to the competent commerce department through the enterprise registration system and the enterprise credit information publicity system and the foreign investors or the foreign investment enterprise could be imposed a fine ranging from RMB100,000 to RMB500,000 by the competent commerce department for failing to report investment information as required to the foreign investment information report system. On December 30, 2019, MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign investment enterprise shall submit the investment information to the competent commerce department.

On December 26, 2019, the PRC State Council promulgated the Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Regulation for FIL, which became effective on January 1, 2020. The Implementation Regulation for FIL provides that foreign investment enterprises established in accordance with the Law of the PRC on Sino-foreign Equity Joint Venture Enterprises, the Law of the PRC on Foreign Investment Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Venture Enterprises prior to implementation of the FIL may, within the five-year period following the implementation of the FIL, adjust their organization form, organization structure pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and related laws, and complete change registration in accordance with the law, or may continue to retain their original enterprise organization form or organization structure. With effect from January 1, 2025, where an existing foreign investment enterprise has not adjusted its organization form or organization structure and complete the change registration in accordance with the law, the market regulatory authorities shall not process the

REGULATIONS

application(s) for any other registration matter(s) of the said foreign investment enterprise, and shall publicly announce the relevant information.

REGULATIONS RELATING TO EXPRESS DELIVERY SERVICES

The PRC Postal Law, which was most recently amended on April 24, 2015, sets out the fundamental rules on the establishment and operation of an express delivery company. Pursuant to the Postal Law, an enterprise that operates and provides express delivery services must run its express delivery business by obtaining a Courier Service Operation Permit. In order to apply for a business permit for express delivery services, a company must meet all the requirements as a corporate legal person and satisfy certain prerequisites with respect to its service capacity and management system, and its registered capital must be no less than RMB500,000 to operate within a province, autonomous region, or municipality directly under the central government, no less than RMB1,000,000 in the case of cross-provincial operation, and no less than RMB2,000,000 to operate international express delivery services.

Filing with the postal administrative department is required where an express delivery company sets up branches. The requirements for the establishment of a branch of express delivery company are specified in the Administrative Measures for Courier Service Market, or the Courier Market Measures, which was announced by the Ministry of Transport in 2013. The Courier Market Measures stipulate that where any express delivery company establishes its branches or business departments, it must register with the local SAMR where such branches or business departments are located by submitting its express delivery services operation permit and a list of its branches and, such branches or business departments must, within 20 days after they obtain their relevant business licenses, file with the local postal administrative department. The Postal Law stipulates that if an express delivery company fails to complete such required registration and/or filing with the relevant governmental authority, it may be ordered to rectify and to pay general fines of no more than RMB10,000. If the non-compliance situations are severe, a fine ranging from RMB10,000 to RMB50,000 can be imposed, and the offender may face suspension of its business operation before completing the rectification.

Pursuant to (i) the Postal Law, (ii) the Courier Market Measures, (iii) the Administrative Measures on Courier Service Operation Permits, which was most recently amended on November 28, 2019, and (iv) the Interim Regulations on Express Delivery, which was mostly recently amended on March 2, 2019, any entity engaging in express delivery services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. If an entity operates express delivery services without obtaining a Courier Service Operation Permit in accordance with the above measures and regulations, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, imposed a fine ranging from RMB50,000 to RMB100,000 or where the circumstances are severe, ranging from RMB100,000 to RMB200,000, and/or ordered to suspend its business operation for rectification or even cancellation of its Courier Service Operation Permit. If a permit-holder who ceases its business operation for over six months within the effective period of the Courier Service Operation Permit, it will be ordered by the postal administration departments to return the Courier Service Operation Permit, and if it refuses or fails to do so on time, the postal administration departments shall publicly announce the annulment of the Courier Service Operation Permit.

Enterprises engaged in express delivery services other than Postal Bureau Agencies may not engage in post and mail delivery business which are exclusively operated by Postal Bureau Agencies, and may not deliver any official documents of state-owned organizations. The express delivery business must operate within the permitted scope and under the valid terms of the Courier Service Operation Permit. The Courier Service Operation Permit is valid for 5 years upon its issuance and comes with an annual reporting obligation. The

REGULATIONS

Circular on Implementing the Administrative Measures for the Courier Market and Strengthening the Administration of Courier Service Operations, which was issued by the State Post Bureau in 2013, further clarifies that the postal administrative department must examine whether an entity operates express delivery service within the permitted business scope and geographic scope of its Courier Service Operation Permit, and the geographic examination must be carried out down to the district-level within cities. Pursuant to the Courier Market Measures, failure to conduct express delivery services within the permitted operation scopes would subject the express delivery company to a correction order by the postal administrative department and a fine from RMB5,000 to RMB30,000. Moreover, in accordance with the Administrative Measures on Courier Service Operation Permits, an enterprise engaged in express delivery services must submit an annual reporting on its business licensing of courier services with the postal administrative authority which issued its Courier Service Operation Permit prior to 30 April each year. Where an express delivery service company fails to submit its annual report to the relevant postal administrative authority in a timely manner, it may be ordered by the postal administrative authorities to make correction, and may be subject to a fine of up to RMB10,000. Where an express delivery service company conceals any facts or commits fraud in its annual report, such express delivery service company may be ordered by the postal administrative authorities to make correction and imposed a fine ranging from RMB10,000 to RMB30,000.

In accordance with the Decision of the State Council on Issues concerning Cancelling and Adjusting a Batch of Administrative Examination and Approval Items in February 2015, a company operating express delivery services must apply for and obtain the Courier Service Operation Permit prior to the application of its business license, and the obtaining of Courier Service Operation Permit is subject to industrial and commercial registration with prior examination.

In accordance with the Courier Market Measures, if any express delivery service is carried out through franchise, both the franchisees and franchisors must obtain the Courier Service Operation Permit and any franchisee must run its franchise business within its licensed scopes; and the franchisees and franchisors must enter into written agreements providing the rights and obligations of both parties and the liabilities of both parties in case of any violation of the legal rights and interests of the users of express delivery services. Any franchisee or franchisor failing to obtain the Courier Service Operation Permit or any franchisee failing to run its franchise business within its licensed scopes would be subject to a correction order by the relevant postal administrative authority and a fine ranging from RMB5,000 to RMB30,000.

Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the PRC Postal Law and Measures for the Supervision and Administration of Postal Security in the Postal Industry issued by the Ministry of Transport on January 2, 2020, which became effective on February 15, 2020, express delivery companies must examine the postal articles so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, nature and quantity of the postal articles have been properly disclosed on delivery form. Any failure to establish or implement such inspection system, or any unlawful acceptance or delivery of prohibited or restricted parcels/articles may result in the sanctions to the in-charge persons bearing direct responsibility and other persons subject to direct liability of the express delivery companies and the suspension of the company's business operation for rectification or even cancellation of its Courier Service Operation Permit, being compelled to make corrections and being imposed a fine up to RMB5,000.

According to the Interim Regulations on Express Delivery, express delivery operators shall obtain the Courier Service Operation Permit for express delivery. Express delivery operators and their branches may open express delivery terminal outlets which are required to file with the local post administrations in the places where they are located for record within 20 days from the date of opening their express delivery

REGULATIONS

terminal outlets. The delivery terminal outlets are not required to obtain a business license. Where an express delivery service operator fails to file with the local post administrations for opening their express delivery terminal outlets, such express delivery service company may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. In case an express delivery service company intends to suspend operating express delivery services, it shall (i) make public announcement ten days in advance, (ii) submit a written notice to the postal administrative departments, (iii) return the Courier Service Operation Permit and (iv) make proper arrangement on undelivered express parcels. Failure to comply with such requirement may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. According to the Interim Regulations on Express Delivery, express delivery operators shall also verify the identity of senders and register their identity information when receiving express parcels. Where senders refuse to furnish their identity information or furnish false identity information, express delivery operators shall not receive their express parcels. According to the Interim Regulations on Express Delivery, the PRC Postal Law and the Anti-Terrorism Law, if any express delivery operator fails to verify the identity of senders yet registers their identity information, or identifies that the senders provide false identity information, but still receives the express parcels, such express delivery operator may be subject to a fine ranging from RMB 100,000 to RMB 500,000 or ordered to suspend business operation until cancellation of its express delivery services certificate, and the personnel directly in charge and other persons directly liable may be subject to a fine ranging up to RMB100,000. The Interim Regulations on Express Delivery also indicates that two or more express delivery operator may use a unified trademark, corporate name or express waybill to conduct the express delivery business. The express delivery operators shall enter into a written agreement to define their respective rights and obligations, carry out unified management of service quality, safety guarantee and business process, and provide unified express mail tracking, inquiry and complaint handling services for clients. Where the legitimate rights and interests of any client have been jeopardized due to the delay, missing, damage or shortage of express parcels, the client may request the express delivery operator to which the trademark, corporate name or express waybill belongs to offer compensation, or request the actual express delivery provider to pay compensation. ZTO Express and 51 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See "Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations."

Pursuant to the E-commerce Law of the People's Republic of China promulgated by Standing Committee of the National People's Congress, which took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including but not limit to the following: while handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such providers shall obtain the consent of consignees. Express logistics service providers shall use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of and recycle packaging materials. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. The operation of our business is subject to this new law. If our express delivery services are not in compliance with the law, we may be required to rectify. See "Risk Factors—Risks Related to Our Business and Industry—Our business and the business of our network partners are subject to a broad range of PRC laws and regulations. If we or our network partners are deemed to be not in compliance with any of these laws and regulations, our business, reputation, financial condition and results of operations may be materially and adversely impacted.

REGULATIONS

REGULATIONS RELATING TO USE OF UNMANNED AERIAL VEHICLES FOR COMMERCIAL FLIGHT ACTIVITIES

In March 2018, Civil Aviation Administration promulgated the Administrative Measures for Commercial Flight Activities of Civil Unmanned Aerial Vehicles (Interim), pursuant to which an Unmanned Aerial Vehicle Business License shall be obtained for the use of unmanned aerial vehicles for commercial flight activities, and no commercial flight activities shall be conducted without an Unmanned Aerial Vehicle Operation Permit. Two subsidiary of ZTO Express, has obtained the Unmanned Aerial Vehicle Operation Permit.

REGULATIONS ON FINANCIAL SERVICES

Pursuant to the Guiding Opinions of the China Banking Regulatory Commission and the People's Bank of China on the Pilot Operation of Microcredit Loan Enterprises promulgated by the China Banking Regulatory Commission and the People's Bank of China on May 4, 2008, to apply for the establishment of a microcredit loan enterprise, the applicant shall submit a formal application to the competent administrative departments at the provincial level, and upon the approval, the applicant shall register with the local branch of SAMR to obtain the business license.

Pursuant to the Notice of the China Banking and Insurance Regulatory Commission on Issuing the Interim Measures for the Supervision and Administration of Financial Leasing Enterprises promulgated by the China Banking and Insurance Regulatory Commission on May 26, 2020, provincial-level local financial regulatory authority shall establish a mechanism for consultation with administrations for market regulation to strictly control the registration of financial leasing enterprises and their branches.

Pursuant to the Notice of the General Office of the China Banking and Insurance Regulatory Commission on Strengthening the Supervision and Administration of Commercial Factoring Enterprises promulgated by the China Banking and Insurance Regulatory Commission on October 18, 2019, each financial regulatory authority shall coordinate with administrations for market regulation in strictly controlling the registration of commercial factoring enterprises before promulgation of the administrative measures for market access of commercial factoring enterprises. If the newly establishment of a commercial factoring enterprise is necessary, the financial regulatory authority shall set up a consultation mechanism with administrations for market regulation.

REGULATIONS RELATING TO ENVIRONMENTAL PROTECTION

Subject to the Administrative Regulations on the Environmental Protection of Construction Projects, and the Interim Measures on the Administration of Acceptance Inspection of Construction Project Environmental Protection, except those construction projects requiring water, noise and solid waste pollution prevention facilities, which are still subject to acceptance by the environmental authorities, the developers may carry out the acceptance inspection upon the completion by themselves for other construction projects.

REGULATIONS RELATING TO EMPLOYMENT

Pursuant to the PRC Labor Law, promulgated by National People's Congress and most recently amended in December 2018, and the PRC Labor Contract Law, promulgated by Standing Committee of the National People's Congress in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee more than one month but less than one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment

REGULATIONS

contract with the employee and pay the employee twice the employee's salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. If an Employer fails to enter into a written employment contract with an employee within one year from the date the employee commences work, they shall be deemed to have entered into an non-fixed-term labor contract.

All employers must comply with local minimum wage standards. Violation of the PRC Labor Law and the PRC Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violation.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to Opinions of the General Office of the State Council on Comprehensively Promoting the Combined Implementation of Maternity Insurance and Employees' Basic Medical Insurance, maternity insurance fund shall be incorporated in employees' basic medical insurance fund for unification of collection and payment and consistency of coordination levels. The aggregate ratio of payments by employers for participation in maternity insurance and employees' basic medical insurance shall be taken as basis to determine the rate of employees' basic insurance premium payable by employers and no individuals shall pay maternity insurance premium. All provinces (autonomous regions and municipalities directly under the Central Government) shall strengthen work arrangement, and urge and guide all coordination regions to accelerate implementation and to realize the combined implementation of two insurances by the end of 2019. According to the PRC Social Insurance Law, promulgated by National People's Congress in October 2010 and most recently amended in December 2018, and Interim Regulations on Levying Social Insurance Premiums, promulgated by National People's Congress in January 1999 and most recently amended in March 2019, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue and/or subject to a late fee of 0.2% per day. According to the Regulations on Management of Housing Fund, promulgated by National People's Congress in April 1999 and most recently amended in March 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. Although we have recorded accruals for estimated underpaid amounts in our financial statements, we may be subject to fines and penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements. See "Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties."

REGULATIONS

REGULATIONS ON PRC MERGERS & ACQUISITIONS AND PUBLIC LISTING ON AN OVERSEAS STOCK EXCHANGE

Pursuant to Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which was promulgated by the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the STA, the SAIC, the CSRC and the SAFE on August 8, 2006, and subsequently amended by the MOFCOM on June 22, 2009, which provided that the scenarios qualify as an acquisition of a domestic enterprise by a foreign investor. On December 30, 2019, MOFCOM and the SAMR issued the Measures for Reporting of Information on Foreign Investment, which took effect on January 1, 2020. According to the Measures for Reporting of Information on Foreign Investment, to acquire the equity of a non-foreign-invested enterprise within the territory of China, a foreign investor shall submit the initial report through the enterprise registration system when it applies for the registration of changes to the acquired enterprise. See "Risk Factors—Risks Related to Our Business and Industry—Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions." Further, the M&A Rules requires an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals for the purpose of the domestic companies actually owned by such PRC companies or individuals (through acquisitions of the equity held by such domestic Companies' shareholders or the equity newly issued by such domestic companies by those means with equity as consideration specified in the M&A Rules) seeking a public listing on an overseas stock exchange to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. Currently, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering. See "Risk Factors—Risks Related to Our Business and Industry—The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval."

REGULATIONS ON OFFSHORE FINANCING

All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37.

REGULATIONS RELATING TO TAX

Enterprise Income Tax

Under the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, or the Circular 58, and the Bulletin of the STA on Issues of Enterprise Income Tax Concerning In-depth Implementation of Western Region Development Strategy promulgated on April 6, 2012, or the Circular 12, and the Announcement on Continuation of the Enterprise Income Tax Policy for the Western Region Development which will become effective on January 1, 2021, from January 1, 2011 to December 31, 2030, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority.

FORWARD-LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "target," "goal," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; risks and uncertainties relating to the development of the e-commerce industry in China; our significant reliance on certain e-commerce platforms; risks associated with our network partners and their employees and personnel; intense competition which could adversely affect our results of operations and market share; any service disruption of our sorting hubs or the outlets operated by our network partners or our technology system.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.